Filed pursuant to General Instruction II.L. of Form F-10

File No. 333-229631

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the short form base shelf prospectus dated February 22, 2019 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in the short form base shelf prospectus, constitutes a public offering of securities offered pursuant hereto only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See “Plan of Distribution.”

Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Neptune Wellness Solutions Inc. at 545 Promenade du Centropolis, Suite 100, Laval, Quebec, H7T 0A3, telephone: 450-687-2262, and are also available electronically at www.sec.gov/edgar.shtml or www.sedar.com.

PROSPECTUS SUPPLEMENT

To the Short Form Base Shelf Prospectus Dated February 22, 2019

New Issue	July 13 2020

NEPTUNE WELLNESS SOLUTIONS INC.

US$ 12,650,000

4,773,584 Common Shares

This prospectus supplement (the “Prospectus Supplement”), together with the accompanying Prospectus, qualifies the distribution (the “Offering”) of 4,773,584 Common Shares (collectively, the “Offered Shares” and each an “Offered Share”) of Neptune Wellness Solutions Inc. (“we”, “us”, “our”, “Neptune” or the “Company”) at a price of US$2.65 per Offered Share (the “Offering Price”) directly to three institutional purchasers in the United States (the “US Purchasers”). The Offered Shares are not being offered or sold in any jurisdiction in Canada. The Offering is being made in the United States only as a registered direct offering under the Company’s short form base shelf prospectus dated February 22, 2019 (the “Base Shelf Prospectus”), filed with the securities regulatory authorities in each of the provinces and territories of Canada, and the corresponding registration statement on Form F-10 (the “Registration Statement”) filed by the Company with the U.S. Securities and Exchange Commission (“SEC”) under the U.S./Canada Multijurisdictional Disclosure System (“MJDS”).

Our Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and on the Nasdaq Stock Market (“NASDAQ”) under the symbol “NEPT.” On July 10, 2020, the closing price of the Common Shares on the TSX was $4.26 and the closing price of the Common Shares on the NASDAQ was US$3.11.

A.G.P./Alliance Global Partners (“AGP” or the “Placement Agent”) is acting in the United States as sole placement agent for the Offering pursuant to the terms and conditions of a letter agreement, dated as of July 13, 2020, between the Company and AGP (the “Placement Agreement”). See “Plan of Distribution”. This Prospectus Supplement qualifies the distribution of the Offered Shares from Canada to the United States. AGP has agreed to use its reasonable best efforts to arrange for the sale of all of the Offered Shares offered hereby. The Offered Shares will be sold directly to the US Purchasers pursuant to a securities purchase agreement dated July 13, 2020 between the Company and the purchasers who are signatories thereto (the “Purchase Agreement”).

No Offered Shares will be offered or sold to Canadian purchasers.

The Offering Price was determined by arm’s length negotiation between the Company, AGP and the investors.

Price: US$ 2.65 per Common Share
	Price to the Public		Agent’s Fee(1)		Net Proceeds to the Company(2
Per Offered Share	US$	2.65	US$	0.1325	US$	2.5175
Total	US$	12,649,997.60	US$	499,999.88	US$	12,149,997.72

Notes:

(1)

The Company has agreed to pay to AGP a fee (the “Agent’s Fee”) equal to 5.0% of the gross proceeds realized from the Offering in consideration for their services rendered in connection with two of the US Purchasers in the Offering (3,773,584 Common Shares). The other U.S. Purchaser negotiated directly with the Company and AGP is not receiving a fee with respect to the 1,000,000 Common Shares sold to that U.S. Purchaser.

(2)	After deducting the Agent’s Fee but before deducting the expenses of the Offering payable by the Company, which are estimated to be approximately US$100,000.

We have applied to list the Offered Shares on NASDAQ. Listing will be subject to our fulfillment of all the requirements of NASDAQ. We have also applied to list the Offered Shares on the TSX. Listing will be subject to our fulfillment of all the requirements of the TSX.

Investing in our securities involves a high degree of risk. You should carefully read the “Risk Factors” section in this Prospectus Supplement, the accompanying prospectus, and the documents incorporated by reference herein and therein, as well as the information under the heading “Cautionary Note Regarding Forward-Looking Statements” in this Prospectus Supplement, and consider such notes and information in connection with an investment in any securities.

We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus Supplement and the accompanying prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference in this Prospectus Supplement and the accompanying prospectus have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and are subject to Canadian auditing and auditor independence standards. As a result, such financial statements may not be comparable to financial statements of United States companies. Such financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards, in addition to the standards of the Public Company Accounting Oversight Board (United States) and the SEC independence standards.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences. Such consequences are not fully described in this Prospectus Supplement. Investors should read the tax discussion in the Base Shelf Prospectus and consult their own tax advisors with respect to their own particular circumstances. See the sections titled “Certain Canadian and U.S. Federal Income Tax Considerations and “Risk Factors”.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of the Province of Quebec, that some of the Company’s officers and directors are residents of Canada, that a substantial portion of the Company’s assets and a substantial portion of the assets of said persons are located outside the United States and that some or all of the experts identified herein or in any Prospectus Supplement may be residents of Canada. See “Enforceability of Certain Civil Liabilities.”

- ii -

Neither the SEC nor any state or Canadian securities regulator has approved or disapproved the securities offered hereby, passed upon the accuracy or adequacy of this Prospectus Supplement or determined if this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Neither AGP, any affiliate of AGP nor any person or company acting jointly or in concert with AGP, has over-allotted, or will over-allot, the Common Shares in connection with this offering or effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

It is expected that the Offered Shares will be delivered in global form only through the facilities of the Depository Trust Company at the closing of the Offering, which is anticipated to be on or about July 15, 2020 or such other date as may be agreed upon between the Company and the investors (the “Closing Date”).

Each of Michael Cammarata, John M. Moretz, Richard P. Schottenfeld and Michael A. de Geus is a director and/or officer of the Company that resides outside of Canada and has appointed the Company at 545 Promenade du Centropolis, Suite 100, Laval, Quebec, Canada, H7T 0A3 as his agent for service of process. Purchasers of Common Shares are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process. See “Enforcement of Judgments Against Foreign Persons”

The Company’s registered and head office is located at 545 Promenade du Centropolis, Suite 100, Laval, Quebec, Canada, H7T 0A3.

Sole Placement Agent

A.G.P.

The date of this Prospectus Supplement is July 13, 2020

- iii -

The Company currently derives, and is expected to continue to derive, a portion of its revenues from the production and distribution of hemp-based products in the United States. All hemp-based products produced and distributed by the Company are derived from hemp as defined pursuant to the Agriculture Improvement Act of 2018 (the “2018 Farm Bill”), or industrial hemp as defined pursuant to Section 7606 of the Agricultural Act of 2014 (the “2014 Farm Bill”), and in accordance with the laws of the states in which such products are produced and distributed.

The passage of the 2018 Farm Bill materially altered federal law governing hemp by removing hemp from the U.S. Controlled Substances Act (the “CSA”) and establishing a federal regulatory framework for hemp production in the United States. Among other provisions, the 2018 Farm Bill: (a) explicitly amends the CSA to exclude all parts of the cannabis plant (including its cannabinoids, derivatives, and extracts) containing a delta-9 tetrahydrocannabinol (“THC”) concentration of not more than 0.3% on a dry weight basis from the CSA’s definition of “marihuana”; (b) permits the commercial production and sale of hemp; (c) precludes states, territories, and Indian tribes from prohibiting the interstate transport of lawfully-produced hemp through their borders; and (d) establishes the United States Department of Agriculture (“USDA”) as the primary federal agency regulating the cultivation of hemp in the United States, while allowing states, territories, and Indian tribes to obtain (or retain) primary regulatory authority over hemp activities within their borders after receiving approval of their proposed hemp production plan from the USDA. Any such plan submitted by a state, territory, or Indian tribe to the USDA must meet or exceed minimum federal standards and receive USDA approval. Any state, territory, or Indian tribe that does not submit a plan to the USDA, or whose plan is not approved by the USDA, will be regulated by the USDA; provided that states retain the ability to prohibit hemp production within their borders. Notwithstanding the passage of the 2018 Farm Bill and the publication of the IFR (as defined below), the 2014 Farm Bill will remain in effect until October 31, 2020.

On October 31, 2019, the USDA issued an interim final rule (the “IFR”) to implement the 2018 Farm Bill. The IFR establishes regulations governing commercial hemp production in the United States and provides the framework for state departments of agriculture and Indian tribes to begin implementing commercial hemp production programs. In addition, following the issuance of the IFR, the USDA stated that it will begin, and has since begun, reviewing hemp production plans submitted by states, territories, and Indian tribes. Pursuant to the 2018 Farm Bill, the USDA has 60 days from the date a plan is submitted to approve or disapprove it. As of the date hereof, (i) several states and Indian tribes have submitted plans to the USDA, some of which have been approved or disapproved; and (ii) many states have informed the USDA that they will continue to operate under their 2014 Farm Bill pilot program (which will remain in effect until October 31, 2020).

The 2018 Farm Bill neither affects nor modifies the Federal Food, Drug and Cosmetic Act (the “FD&C Act”), thus expressly preserving the U.S. Food and Drug Administration’s (the “FDA”) authority to regulate food, drugs, dietary supplements, and cosmetics containing cannabis and/or cannabis-derived compounds, such as cannabidiol (“CBD”). On the same date that the 2018 Farm Bill was signed into law, the FDA issued a statement (i) reaffirming its jurisdiction over products containing cannabis and/or cannabis-derived compounds and (ii) restating its position that “it [is] unlawful to introduce food containing added CBD into interstate commerce, or to market CBD products as, or in, dietary supplements, regardless of whether the substances are hemp-derived,” because CBD is an active ingredient in an FDA-approved drug and was the subject of substantial clinical investigations that were made public before it was marketed as a food or dietary supplement.

Following the passage of the 2018 Farm Bill, the FDA has also acknowledged that “there is substantial public interest in marketing and accessing CBD in food, including dietary supplements . . . [and] [t]he statutory provisions that currently prohibit marketing CBD in these forms also allow the FDA to issue a regulation creating an exception, and some stakeholders have asked that the FDA consider issuing such a regulation to allow for the marketing of CBD in conventional foods or as a dietary supplement, or both.” The FDA held a public hearing in May 2019 to obtain scientific data and information about the safety, manufacturing, product quality, marketing, labeling, and sale of products containing cannabis or cannabis-derived compounds, and also established a high-level internal working group to explore potential pathways for various types of CBD products to be lawfully marketed.

- iv -

Any investment in the Company’s securities is speculative due to a variety of factors, including the nature of the Company’s business. An investment in the Company’s securities should only be made by persons who can afford a total loss of their investment. Legislative and regulatory uncertainties, along with difficulties concerning potential enforcement activities by federal, state and local governments in the United States, represent significant risks concerning the Company’s business activities. These risks include, but are not limited to:

•	positions asserted by the FDA concerning products containing hemp-derived extracts, including CBD;

•

potential for unfavorable or competing interpretations of federal and state law regarding whether certain hemp derivatives and extracts are “hemp” as defined in the 2018 Farm Bill, or are instead marijuana under applicable federal and state law;

•	uncertainty surrounding the characterization of cannabinoids as a dietary ingredient by the FDA; and

•	enforcement activities by state and/or local law enforcement and regulatory authorities pursuant to state law, regardless of whether such state conflicts with federal law.

If the Company’s U.S. operations are found to be in violation of any of such laws or governmental regulations, the Company may be subject to penalties, including, without limitation, civil and criminal penalties, damages, fines, asset seizures or the curtailment or restructuring of the Company’s United States operations, any of which would adversely affect the Company’s business and financial results. Notwithstanding the 2018 Farm Bill and its implementing regulations (including the IFR), if the FDA or the Drug Enforcement Administration (“DEA”) take action against the Company or the hemp industry more generally, this would have a material adverse effect on the Company’s business, financial condition and operations, including, potentially, the cessation of operations entirely, and may result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines and criminal prosecutions. In addition, the Company’s suppliers, service providers, and/or distributors, on whose services the Company relies, may elect at any time to breach or otherwise cease to offer their respective services to the Company. Loss of any of the foregoing would have a material adverse effect on the Company’s business and operational results.

See “United States Regulatory Matters” in the Description of Business section of the Annual Information Form incorporated by reference into this Prospectus Supplement.

See also “Risk Factors” in this Prospectus Supplement and the documents incorporated by reference for more information about the risks concerning the Company’s business and operations.

- v -

IMPORTANT NOTICE

This document is composed of two parts. The first part is this Prospectus Supplement, which describes the specific terms of the securities that are being offered pursuant to this Prospectus Supplement and the method of distribution of those securities and also supplements and updates information regarding us contained in the accompanying base shelf prospectus. The second part is the Base Shelf Prospectus, which gives more general information about the securities we may offer from time to time, some of which may not apply to the securities offered pursuant to this Prospectus Supplement. This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purpose of this Offering. Both documents contain important information you should consider when making your investment decision. This Prospectus Supplement may add, update or change information contained in the accompanying prospectus. Before investing, you should carefully read both this Prospectus Supplement and the Base Shelf Prospectus together with the additional information about us to which we refer you in the sections of this Prospectus Supplement titled “Documents Incorporated by Reference” and “Where You Can Find More Information.”

You should rely only on information contained in this Prospectus Supplement, the accompanying prospectus and the documents we incorporate by reference in this Prospectus Supplement and the accompanying prospectus. If information in this Prospectus Supplement is inconsistent with the Base Shelf Prospectus or the information incorporated by reference, you should rely on this Prospectus Supplement. We have not authorized anyone to provide you with information that is different. If anyone provides you with any different or inconsistent information, you should not rely on it. The Offered Shares will be offered only in jurisdictions where such offers are permitted by law. The information contained in this Prospectus Supplement and the accompanying prospectus is accurate only as of their respective dates, regardless of the time of delivery of this Prospectus Supplement and the Base Shelf Prospectus.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is part of a “shelf” registration statement on Form F-10 that we filed with the SEC. The shelf registration statement was declared effective by the SEC on February 26, 2019. This Prospectus Supplement does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and our securities.

The financial information of the Company contained in the documents incorporated by reference herein are presented in Canadian dollars. All references in this Prospectus Supplement to “dollars”, “CDN$” and “$” refer to Canadian dollars, and references to “US$” refer to United States dollars, unless otherwise expressly stated. Potential purchasers should be aware that foreign exchange rate fluctuations are likely to occur from time to time and that the Company does not make any representation with respect to future currency values. Investors should consult their own advisors with respect to the potential risk of currency fluctuations.

Market data and certain industry data and forecasts included in this Prospectus Supplement or the documents incorporated by reference herein or therein were obtained or derived from internal company surveys, market research, publicly available information, reports of governmental agencies and industry publications and surveys. We have relied upon industry publications as our primary sources for third-party industry data and forecasts. Industry surveys, publications and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based upon management’s knowledge of the industry, have not been independently verified. By their nature, forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not know what assumptions regarding general economic growth were used in preparing the forecasts cited in this Prospectus Supplement or the documents incorporated by reference herein or therein. While we are not aware of any misstatements regarding Neptune’s industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors” and elsewhere in this Prospectus Supplement or the documents incorporated by reference herein or therein. While we believe our internal business research is reliable and market definitions are appropriate, neither such research nor definitions have been verified by any independent source. This Prospectus Supplement may only be used for the purpose of considering an investment in the Common Shares.

In this Prospectus Supplement, unless the context otherwise requires, references to “Neptune”, the “Company”, “we”, “us”, “our” or similar terms refer to Neptune Wellness Solutions Inc. and its subsidiaries.

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the offering. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the accompanying prospectus. See the section titled “Documents Incorporated by Reference.”

EXCHANGE RATE INFORMATION

The following table sets forth (i) the exchange rates for the U.S. dollar, expressed in Canadian dollars, in effect at the end of the periods indicated; (ii) the average exchange rates for the U.S. dollar, expressed in Canadian dollars, on the last day of each month during such periods; and (iii) the high and low exchange rates for the U.S. dollar, expressed in Canadian dollars, during such periods, each based on the rate of exchange as reported by the Bank of Canada for conversion of U.S. dollars into Canadian dollars:

	Three Months Ended June 30,		Year Ended March 31,
	2020	2019	2020	2019
Rate at the end of period	1.3628	1.2988	1.4187	1.3363
Average rate during period	1.3853	1.3261	1.3308	1.3118
Highest rate during period	1.4217	1.3527	1.4496	1.3642
Lowest rate during period	1.3383	1.2988	1.2970	1.2552

On July 10, 2020, the daily average exchange rate for the U.S. dollar, expressed in Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = CDN$1.3594. Prospective investors should be aware that foreign exchange rate fluctuations are likely to occur from time to time, and the Company does not make any representation with respect to future currency values. Investors should consult their own advisors with respect to the potential risk of currency fluctuations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the accompanying prospectus, and the documents incorporated by reference herein and therein contain or incorporate by reference certain information and statements that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking statements, including, without limitation, statements relating to certain expectations, projections, new or improved product introductions, market expansion efforts, and other information related to our business strategy and future plans. Forward-looking statements can, but may not always, be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “assumes”, “goal”, “likely” and similar references to future periods or the negatives of these words and expressions and by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect us, our customers and our industries. Although the Company and management believe that the expectations reflected in such forward-looking statements are reasonable and based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements.

Undue reliance should not be placed on forward-looking statements. Actual results and developments are likely to differ, and may differ materially, from those anticipated by us and expressed or implied by the forward-looking statements contained in this Prospectus Supplement and the accompanying prospectus. Such statements are based on a number of assumptions and risks which may prove to be incorrect, including, without limitation, assumptions about: the offering, including the terms and the intended use of proceeds of the offering, the performance of our production facilities; our ability to maintain customer relationships and demand for our products; the overall business and economic conditions; the potential financial opportunity of our addressable markets; the competitive environment; the protection of our current and future intellectual property rights; our ability to recruit and retain the services of our key personnel; our ability to develop commercially viable products; our ability to pursue new business opportunities such as legal cannabis oil production; our ability to obtain additional financing on reasonable terms or at all; our ability to complete and, as applicable, integrate our acquisitions and generate synergies; and the impact of new laws and regulations in Canada, the United States or any other jurisdiction where we are currently doing business or intend to do business.

Many factors could cause our actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by forward-looking statements, including, without limitation, the factors discussed under the heading “Risk Factors”. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those expressly or impliedly expected or estimated in such statements. Shareholders and investors should not place undue reliance on forward-looking statements as the plans, intentions or expectations upon which they are based might not occur. Although the Company cautions that the foregoing list of risk factors, as well as those risk factors presented under the heading “Risk Factors” and elsewhere in this Prospectus Supplement, are not exhaustive, shareholders and investors should carefully consider them and the uncertainties they represent and the risks they entail. The forward-looking statements contained in this Prospectus Supplement are expressly qualified in their entirety by this cautionary statement. Unless otherwise indicated, forward-looking statements in this Prospectus Supplement describe our expectations as of the date of this Prospectus Supplement and, accordingly, are subject to change after such date. We do not undertake to update or revise any forward-looking statements for any reason, except as required by applicable securities laws.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the offering.

Information has been incorporated by reference in this Prospectus Supplement from documents filed with the securities commissions or similar authorities in Canada which have also been filed with, or furnished to, the SEC. Copies of the documents incorporated by reference in this Prospectus Supplement may be obtained on request without charge from the secretary of Neptune at 545 Promenade du Centropolis, Suite 100, Laval, Quebec, H7T 0A3, telephone: 450-687-2262 or by accessing the disclosure documents through the internet on the Canadian System for Electronic Analysis and Retrieval, or SEDAR, at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System, or EDGAR, at www.sec.gov.

The following documents, filed by Neptune with the securities commissions or similar authorities in all provinces and territories of Canada, and as amended from time to time, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

(a)	the management information circular of the Company dated July 16, 2019 in connection with the Company’s annual and special meeting of shareholders held on August 14, 2019;

(b)

the business acquisition report of the Company dated October 4, 2019 with respect to the completion of the acquisition of substantially all of the assets of Sugarleaf Labs, LLC and Forest Remedies LLC, a North Carolina-based commercial hemp company;

(c)	the Company’s audited consolidated financial statements as at and for the fiscal years ended March 31, 2020 and 2019, together with the notes thereto and the independent auditors’ reports thereon;

(d)	the management’s discussion and analysis of the consolidated financial position and consolidated results of operations of the Company as at and for the fiscal years ended March 31, 2020 and 2019; and

(e)	the annual information form of the Company dated June 10, 2020 for the fiscal year ended March 31, 2020 (the “Annual Information Form”).

Any document of the type referred to above, any annual information form, annual or quarterly financial statements, annual or quarterly management’s discussion and analysis, management information circular, material change report (excluding confidential material change reports), business acquisition report, information circular or other disclosure document required to be incorporated by reference into a prospectus filed under National Instrument 44- 101 – Short Form Prospectus Distributions (“NI 44-101”) filed by Neptune with the securities commissions or similar authorities in Canada subsequent to the date of this Prospectus Supplement and during the period that this Prospectus Supplement is effective will be deemed to be incorporated by reference into this Prospectus Supplement.

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement pursuant to the foregoing paragraph is also included in any report filed with or furnished to the SEC by Neptune on Form 6-K or on Form 40-F (or any respective successor form) after the date of this Prospectus Supplement, it shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement forms a part. Further, we may incorporate by reference into the registration statement of which this Prospectus Supplement forms a part, any report on Form 6-K furnished to the SEC, including the exhibits thereto, if and to the extent provided in such report.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified shall not constitute a part of this Prospectus Supplement except as so modified. Any statement so superseded shall not constitute a part of this Prospectus Supplement.

Upon a new annual information form and the related annual audited comparative financial statements and accompanying management’s discussion and analysis being filed with and, where required, accepted by, the securities commissions or similar authorities in Canada during the currency of this Prospectus Supplement, the previous annual information form, the previous annual audited comparative financial statements and accompanying management’s discussion and analysis and all interim financial statements and accompanying management’s discussion and analysis, and all material change reports, information circulars and business acquisition reports filed prior to the commencement of the then current fiscal year, will be deemed no longer to be incorporated into this Prospectus Supplement for purposes of future offers and sales of Common Shares hereunder. Upon an interim financial statement and accompanying management’s discussion and analysis being filed by Neptune with and, where required, accepted by, the securities commissions or similar authorities in Canada during the currency of this Prospectus Supplement, all interim financial statements and accompanying management’s discussion and analysis filed prior to the new interim financial statements shall be deemed no longer to be incorporated into this Prospectus Supplement for purposes of future offers and sales of securities hereunder.

References to our website in any documents that are incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement or the Base Shelf Prospectus, and we disclaim any such incorporation by reference.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this Prospectus Supplement under the heading “Documents Incorporated by Reference,” the following documents have been or will be (through post-effective amendment or incorporation by reference) filed with the SEC as part of the registration statement insofar as required by the SEC’s Form F- 10: (i) the form of Placement Agreement with AGP described in this Prospectus Supplement and (ii) the consent of Osler, Hoskin & Harcourt LLP, as former Canadian legal counsel to Neptune.

THE COMPANY

The following description of Neptune is derived from selected information about us contained in the documents incorporated by reference and does not contain all of the information about us and our business that should be considered before investing in the Common Shares. This Prospectus Supplement may add to, update or change information in the Base Shelf Prospectus. You should carefully read this entire Prospectus Supplement and the Base Shelf Prospectus, including the risks and uncertainties discussed in the section titled “Risk Factors,” and the information incorporated by reference in this Prospectus Supplement, including our consolidated financial statements, before making an investment decision. If you invest in the Common Shares, you are assuming a high degree of risk.

Name, Address and Incorporation

Neptune was incorporated under Part IA of the Companies Act (Quebec) on October 9, 1998 and is now governed by the Business Corporations Act (Quebec). Neptune’s head office and registered office is located at 545 Promenade du Centropolis, Suite 100, Laval, Quebec, Canada, H7T 0A3 and its website address is www.neptunecorp.com. The Common Shares are listed and posted for trading on the TSX and NASDAQ under the symbol “NEPT”. On September 21, 2018, Neptune amended its articles to change its name to “Neptune Wellness Solutions Inc.”

We have the following subsidiaries: Biodroga Nutraceuticals Inc. (Quebec incorporated), SugarLeaf Labs, Inc. (Delaware incorporated), 9354-7537 Québec Inc. (Quebec incorporated), Neptune Holding USA, Inc. (Delaware incorporated), Neptune Health & Wellness Innovation, Inc. (Delaware incorporated), Neptune Forest, Inc. (Delaware incorporated), Neptune Ocean, Inc. (Delaware incorporated), 9418-1252 Quebec Inc. (Quebec incorporated) and Neptune Wellness Brands Canada, Inc. (Quebec incorporated).

DESCRIPTION OF BUSINESS

Business Overview & Mission

Neptune is a diversified and fully integrated health and wellness company. Through its flagship consumer-facing brands, Forest Remedies™ and Ocean Remedies™, Neptune is redefining health and wellness by building a broad portfolio of natural, plant-based, sustainable and purpose-driven lifestyle brands and consumer packaged goods products in key health and wellness markets, including hemp, nutraceuticals, personal care and home care. Leveraging decades of expertise in extraction and specialty ingredient formulation, Neptune is a leading provider of turnkey product development and supply chain solutions to businesses and government customers across several health and wellness verticals, including legal cannabis and hemp, nutraceuticals and white label consumer packaged goods. We utilize a highly flexible and cost-efficient supply chain infrastructure that can be scaled up and down or into adjacent product categories to quickly adapt to market demand. Neptune’s corporate headquarters is located in Laval, Quebec, with a 50,000-square-foot production facility located in Sherbrooke, Quebec and a 24,000 square-foot facility located in North Carolina. Neptune’s vision is to provide wellness solutions that deliver optimal health and wellness. Our mission is to leverage our scientific and technological expertise to create and provide our global customers with the best-available products and wellness solutions. For a further description of the Company and its business, see the Annual Information Form, including in the sections entitled “Corporate Structure”, “General Development of the Company” and “Description of the Business”.

Recent Business Developments

Neptune Obtains Sale License from Health Canada

On June 29, 2020, Neptune announced that Health Canada has approved an amendment to the processing license held by Neptune authorizing the sale of certain cannabis products to provincially and territorially authorized retailers and to holders of a license for sale for medical purposes. This amendment includes the authorization of the activity of the sale of cannabis edible products, cannabis extracts, and cannabis topicals. Neptune also added cold storage and operating space at the time the processing license was amended.

RISK FACTORS

An investment in our Common Shares is speculative and involves a high degree of risk. In addition to the other information included or incorporated by reference in this Prospectus Supplement and the accompanying prospectus, you should carefully consider the risks and uncertainties described under the heading “Risk Factors” in the accompanying prospectus and the documents incorporated by reference, together with all of the other information contained in this Prospectus Supplement and the accompanying prospectus, before purchasing our Common Shares. The occurrence of any of these risks could have a material adverse effect on our business, financial condition, results of operations and future prospects. In these circumstances, the market price of our Common Shares could decline, and you may lose all or part of your investment. These risks are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition and results of operations. Investors should also refer to the other information set forth or incorporated by reference in this Prospectus Supplement and the accompanying prospectus, including our consolidated financial statements and related notes. This Prospectus Supplement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors. See the section titled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to the Offering

The Company and the Common Shares should be considered a speculative investment due to the high-risk nature of the Company’s business, and investors should carefully consider all of the information disclosed in this Prospectus Supplement, the base shelf prospectus and the documents incorporated herein and therein prior to making an investment in the Company. In addition, the following risk factors should be given special consideration when evaluating an investment in the Common Shares.

Return on securities not guaranteed

There is no guarantee that the Common Shares will earn any positive return in the short term or long term. Investing in the Common Shares is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Investing in the Common Shares is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

Discretion in the use of proceeds

Management of the Company will have broad discretion with respect to the application of net proceeds received by the Company from the sale of the Common Shares under this Prospectus Supplement and may spend such proceeds in ways that do not improve the Company’s results of operations or enhance the value of the Common Shares. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business or cause the price of the Common Shares.

Dilution

The Company may sell additional Common Shares or other securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other securities to finance future acquisitions (including pursuant to this offering). The Company cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Company. Furthermore, to the extent holders of the Company’s stock options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares on the TSX and on NASDAQ may decrease due to the additional amount of Common Shares available in the market.

Volatile market price of the Common Shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares.

Financial markets have periodically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

Liquidity

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX and NASDAQ or achieve listing on any other public stock exchange. There can be no assurance that an active and liquid market for the Common Shares will be maintained and an investor may find it difficult to resell Common Shares.

USE OF PROCEEDS

We estimate our net proceeds from the Offering will be US$12,149,997.72 after deducting the Agent’s Fee but prior to deduction of the expenses under the Offering. We currently intend to use the net proceeds from the sale of the Common Shares offered under this Prospectus Supplement, for working capital and other general corporate purposes. There may be circumstances where on the basis of results obtained or for other sound business reasons, a re-allocation of funds may be necessary or prudent. Accordingly, we will have broad discretion in the application of the proceeds of this offering. We incurred operating losses and negative operating cash flow for the fiscal year ended March 31, 2020. The Company expects to use the net proceeds from the Offering in pursuit of its ongoing general business objectives. To that end, a substantial portion of the net proceeds from the Offering are expected to be allocated to working capital requirements. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of the net proceeds from the Offering and/or its existing working capital to fund such negative cash flow.

Our ultimate use might vary substantially from what is stated in this Prospectus Supplement and will depend on a number of factors, including those referred to under “Risk Factors” in the accompanying prospectus and any other factors set forth in this Prospectus Supplement.

CONSOLIDATED CAPITALIZATION

Since March 31, 2020, the date of our most recent consolidated audited annual financial statements, there have been no material changes in our share capital on a consolidated basis other than as outlined under “Prior Sales.” For information on the exercise or grant of options pursuant to our incentive stock option plan, and the exercise or grant of certain outstanding warrants, see the section titled “Prior Sales.” There have been no material changes in loan capitalization since March 31, 2020.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSX and NASDAQ under the symbol “NEPT”.

The following table sets forth, for the periods indicated, the reported high and low prices (in Canadian dollars) and the trading volume of Common Shares as reported on the TSX for the 12-month period prior to the date of this Prospectus Supplement.

TSX

Month	Price Range (CDN$)		Total Volume
	High	Low
June, 2019	$6.96	$5.17	9,616,546
July, 2019	$8.60	$5.5	13,051,214
August, 2019	$7.65	$5.21	5,890,344
September, 2019	$6.15	$4.49	3,638,779
October, 2019	$5.28	$4.33	3,253,405
November, 2019	$4.76	$3.25	5,152,846
December, 2019	$4.08	$3.25	3,785,933
January, 2020	$4.31	$3.01	4,751,388
February, 2020	$3.18	$2.21	5,433,163
March, 2020	$2.97	$1.35	5,784,900
April, 2020	$3.62	$1.43	9,640,000
May, 2020	$4.80	$2.70	6,158,100
June, 2020	$4.36	$3.23	5,047,400
July 1 - July 10, 2020(1)	$4.79	$3.25	1,645,900

Note:

(1)	July 10, 2020 was the last trading day prior to the execution of the Purchase Agreement and the Placement Agreement.

The following table sets forth, for the periods indicated, the reported high and low prices (in U.S. dollars) and the trading volume of Common Shares as reported on the NASDAQ for the 12-month period prior to the date of this Prospectus Supplement.

NASDAQ

Month	Price Range (US$)		Total Volume
	High	Low
March, 2019	$3.65	$2.83	10,212,900
April, 2019	$4.35	$3.13	13,928,795
May, 2019	$4.54	$3.70	14,374,693
June, 2019	$5.22	$3.86	30,964,094
July, 2019	$6.57	$4.20	36,273,783
August, 2019	$5.80	$3.93	22,764,310
September, 2019	$4.66	$3.40	15,030,809
October, 2019	$3.96	$3.13	12,866,567
November, 2019	$3.60	$2.46	14,996,967
December, 2019	$3.10	$2.47	12,135,004
January, 2020	$3.31	$2.27	14,434,162
February, 2020	$2.40	$1.67	17,659,083
March, 2020	$2.22	$0.96	23,155,700
April, 2020	$2.59	$1.00	42,678,000
May, 2020	$3.44	$1.91	26,634,900
June, 2020	$3.26	$2.35	16,269,700
July 1 – July 10, 2020(1)	$3.58	$2.74	7,428,100

Note:

(1)	July 10, 2020 was the last trading day prior to the execution of the Purchase Agreement and the Placement Agreement.

PRIOR SALES

The following tables summarizes details of and the issuance of securities exercisable for or exchangeable into Common Shares and the issuance of Common Shares issued within the 12-month period prior to the date of this Prospectus Supplement.

Issuance of Securities

Date of Grant	Security	Price Per Security		Number of Securities
June 14, 2019	Options	CAD$	6.09	147,400
July 8, 2019	Restricted share units	US$	4.43	2,800,000
July 8, 2019	Options	US$	4.43	9,200,000
August 16, 2019	Options	CAD$	6.65	341,300
August 16, 2019	Deferred share units	CAD$	6.65	3,759
October 3, 2019 (1)	Warrant	US$	8.00	3,000,000
October 7, 2019	Deferred share units	CAD$	4.84	5,165
October 18, 2019	Options	CAD$	4.76	25,000
November 11, 2019 (2)	Warrant	US$	12.00	2,000,000

Date of Grant	Security	Price Per Security		Number of Securities
November 13, 2019	Options	CAD$	4.31	75,000
February 5, 2020 (3)	Warrant	US$	8.00	1,175,000
March 2, 2020	Options	CAD$	2.55	250,000
April 6, 2020	Deferred share units	CAD$	1.71	29,238
April 7, 2020	Options	CAD$	1.71	150,000
June 1, 2020	Restricted share units	US$	2.95	150,000
June 8, 2020	Restricted shares	CAD$	4.19	35,111

Notes:

(1)

These warrants were issued to American Media as consideration following the entering into of a strategic partnership agreement between Neptune and America Media dated October 4, 2019. Each warrant allows the holder to purchase one Common Share at an exercise price of US$8.00 per share with a 5-year expiration date.

(2)

These warrants were issued to IFF as consideration following the entering into of a collaboration agreement between Neptune and IFF dated November 11, 2019. Each warrant allows the holder to purchase one Common Shares at an exercise price of US$12.00 per share with a 5-year expiration date.

(3)

These warrants were issued to American Media as consideration following the entering into of the expanded strategic partnership agreement between Neptune and American Media dated February 5, 2020. Each warrant allows the holder to purchase one Common Share at an exercise price of US$8.00 per share with a 5-year expiration date.

Issuance of Common Shares

Date of Issuance	Security	Price Per Security		Number of Securities
July 17, 2019 (2)	Common Shares	US$	4.40	9,415,910
July 24, 2019 (3)	Common Shares	US$	3.78	1,587,301
August 23, 2019 (1)	Common Shares	CAD$	1.63	5,000
September 10, 2019 (4)	Common Shares	CAD$	5.61	213,192
September 11, 2019 (1)	Common Shares	CAD$	1.72	75,000
October 15, 2019 (1)	Common Shares	CAD$	1.98	25,000
October 15, 2019 (4)	Common Shares	CAD$	4.41	20,979
October 21, 2019 (1)	Common Shares	CAD$	1.98	125,000
October 21, 2019 (4)	Common Shares	CAD$	4.63	36,082
October 23, 2019 (5)	Common Shares	US$	3.36	150,617
October 24, 2019 (1)	Common Shares	CAD$	1.98	100,000
November 5, 2019 (1)	Common Shares	CAD$	1.98	100,000
November 7, 2019 (1)	Common Shares	CAD$	1.98	225,000
November 8, 2019 (1)	Common Shares	CAD$	1.98	150,000
November 12, 2019 (5)	Common Shares	US$	2.95	47,872
November 13, 2019 (4)	Common Shares	CAD$	4.11	63,026
November 13, 2019 (1)	Common Shares	CAD$	1.74	20,000
November 20, 2019 (1)	Common Shares	CAD$	1.98	276,667
November 22, 2019 (1)	Common Shares	CAD$	1.36 to $1.63	29,027

Date of Issuance	Security	Price Per Security		Number of Securities
December 2, 2019 (1)	Common Shares	CAD$	1.36 to $1.63	59,298
December 19, 2019 (5)	Common Shares	US$	2.65	47,872
January 9, 2020 (5)	Common Shares	US$	2.57	47,872
January 17, 2020 (1)	Common Shares	CAD$	1.98	100,000
January 22, 2020 (1)	Common Shares	CAD$	1.98	225,000
January 23, 2020 (1)	Common Shares	CAD$	1.98	200,000
February 3, 2020 (1)	Common Shares	CAD$	1.83	46,000
February 10, 2020 (1)	Common Shares	CAD$	1.83	95,000
February 14, 2020 (1)	Common Shares	CAD$	1.83	59,000
February 24, 2020 (5)	Common Shares	US$	2.37	47,872
March 2, 2020 (5)	Common Shares	US$	2.08	47,872
March 13, 2020 (1)	Common Shares	CAD$	1.83	21,600
March 17, 2020 (6)	Common Shares	US$	1.16	215,902
March 18, 2020 (6)	Common Shares	US$	1.11	103,831
March 19, 2020 (6)	Common Shares	US$	1.11	704,426
March 20, 2020 (6)	Common Shares	US$	1.12	46,700
March 23, 2020 (6)	Common Shares	US$	1.14	18,200
March 24, 2020 (6)	Common Shares	US$	1.18	668,550
March 25, 2020 (6)	Common Shares	US$	1.22	8,100
March 26, 2020 (6)	Common Shares	US$	1.15	362,217
March 27, 2020 (6)	Common Shares	US$	1.21	556,532
March 30, 2020 (6)	Common Shares	US$	1.24	619,228
March 31, 2020 (6)	Common Shares	US$	1.27	855,400
March 31, 2020 (5)	Common Shares	US$	1.17	47,872
April 2, 2020 (6)	Common Shares	US$	1.20	7,900
April 15, 2020 (4)	Common Shares	CAD$	6.65	1,880
April 17, 2020 (1)	Common Shares	CAD$	1.83	198,400
April 23, 2020 (1)	Common Shares	CAD$	1.98	254,000
April 30, 2020 (5)	Common Shares	US$	2.09	47,872
May 19, 2020 (6)	Common Shares	US$	2.57	124,400
May 20, 2020 (6)	Common Shares	US$	2.62	400
May 20, 2020 (1)	Common Shares	CAD$	1.98	300,000
May 21, 2020 (6)	Common Shares	US$	2.50	5,046,402
May 22, 2020 (1)	Common Shares	CAD$	1.98	300,000
May 28, 2020 (1)	Common Shares	CAD$	2.16	100,000
June 1, 2020 (5)	Common Shares	US$	2.99	47,872
June 1, 2020 (1)	Common Shares	CAD$	2.16	100,000
June 2, 2020 (1)	Common Shares	CAD$	2.16	100,000
June 3, 2020 (6)	Common Shares	US$	3.00	45,100
June 4, 2020 (6)	Common Shares	US$	3.06	9,700
June 5, 2020 (6)	Common Shares	US$	3.12	83,800
June 5, 2020 (1)	Common Shares	CAD$	1.36	17,895
June 9, 2020 (6)	Common Shares	US$	3.17	54,147
June 9, 2020 (1)	Common Shares	CAD$	2.16	200,000
June 10, 2020 (6)	Common Shares	US$	3.22	39,800
June 17, 2020 (1)	Common Shares	CAD$	1.36	14,026

Date of Issuance	Security	Price Per Security		Number of Securities
June 25, 2020 (1)	Common Shares	CAD$	1.36 to $1.55	37,465
June 26, 2020 (1)	Common Shares	CAD$	1.36 to $1.63	9,298
June 29, 2020 (1)	Common Shares	CAD$	1.63	10,000
June 30, 2020 (1)	Common Shares	CAD$	1.36	38,065
June 30, 2020 (5)	Common Shares	US$	2.96	47,872
July 9, 2020 (1)	Common Shares	CAD$	1.36	6,619

Notes:

(1)	Issued upon exercise of stock options of the Company.
(2)	These Common Shares were issued in the context of the July 2019 Private Placement for aggregate proceeds of US$41,430,004.
(3)	These Common Shares were issued in the context of the SugarLeaf Acquisition as partial consideration.
(4)	Issued upon the conversion of deferred shares units of the Company.
(5)	Issued upon the conversion of restricted share units of the Company. (6) Issued in connection with the Company’s at-the-market program..

DESCRIPTION OF SECURITIES

The authorized share capital of the Company is comprised of an unlimited number of Common Shares and an unlimited number of preferred shares of the Company (“Preferred Shares”), issuable in one or more series. By way of by-law, in accordance with its articles of incorporation, the Company created the “Series A Preferred Shares”, which are non-voting shares.

As of the date of this Prospectus Supplement, there were a total of (i) 106,601,556 Common Shares and no Preferred Shares issued and outstanding,(ii) 6,175,000 warrants to purchase Common Shares issued and outstanding, (iii) 15,302,526 options to purchase Common Shares issued and outstanding, (iv) 75,671 deferred share units issued and outstanding, (v) 2,016,664 restricted shares units issued and outstanding, and (vi) 12,374 restricted shares issued and outstanding.

Common Shares

Voting Rights

Each Common Share entitles its holder to receive notice of, and to attend and vote at, all annual or special meetings of the shareholders of the Company. Each Common Share entitles its holder to one vote at any meeting of the shareholders, other than meetings at which only the holders of a particular class or series of shares are entitled to vote due to statutory provisions or the specific attributes of this class or series.

Dividends

Subject to the prior rights of the holders of Preferred Shares ranking before the Common Shares as to dividends, the holders of Common Shares are entitled to receive dividends as declared by the Board of Directors of the Company from the Company’s funds that are duly available for the payment of dividends.

Winding-up and Dissolution

In the event of the Company’s voluntary or involuntary winding-up or dissolution, or any other distribution of the Company’s assets among its shareholders for the purposes of winding up its affairs, the holders of Common Shares shall be entitled to receive, after payment by the Company to the holders of Preferred Shares ranking prior to Common Shares regarding the distribution of the Company’s assets in the case of winding-up or dissolution, share for share, the remainder of the property of the Company, with neither preference nor distinction.

The foregoing description of the terms of the Common Shares does not purport to be complete and is subject to and qualified in its entirety by reference to the Articles and general by-laws of the Company, each of which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

PLAN OF DISTRIBUTION

The Placement Agent has agreed to act as exclusive placement agent subject to the terms of the Placement Agreement. The Placement Agent is not purchasing or selling any of the Offered Shares offered by this Prospectus Supplement, nor is it required to arrange the purchase or sale of any specific number or dollar amount of Offered, but has agreed to use its reasonable best efforts to arrange for the sale of all of the Offered Shares offered hereby.

The Company has entered into a Purchase Agreements directly with three (3) investors in respect of all of the Offered Shares subject to this Offering. The Purchase Agreement and/or the Placement Agreement provide that the obligations of the Placement Agent and/or Purchasers are subject to certain conditions precedent, including, among other things, receipt of TSX and NASDAQ approvals, the absence of any material adverse change in our business and the receipt of customary opinions and closing certificates. We have agreed to indemnify the Purchasers against liabilities arising out of or relating to any breach of any of the representations, warranties, covenants or agreements made by us in the Purchase Agreement.

The Offered Shares will be sold directly to the Purchasers at the Offering Price pursuant to the Purchase Agreement.

We will pay the Placement Agent a commission of 5.0% of the aggregate gross proceeds we receive from the sale of 3,773,584 of the Offered Shares. An additional sale of 1,000,000 Offered Shares was negotiated by an existing investor directly with the Company and will not be subject to the commission. In addition, we have agreed to reimburse the Placement Agent for the fees and disbursements of its counsel and clearing agent fees in an amount not to exceed US$80,000 and to reimburse up to $15,000 for other non-accountable expenses ofthe Placement Agent.

The Offering is being made only in the United States pursuant to the multijurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada. The Offered Shares will be offered in the United States directly to the investors.

The Offered Shares are offered subject to a number of conditions, including, but not limited to, the Closing Date occurring by July 15, 2020 (or such later date as the Purchasers and the Company may agree), and will be subject to the Company fulfilling all the requirements of the TSX and the NASDAQ.

The offering price of the Offered Shares was determined by arm’s length negotiation between the Company, the Placement Agent and the U.S. Purchasers. The Offered Shares will be delivered to the U.S. Purchasers in global form through the Depository Trust Company system.

We have applied to list the Offered Shares on NASDAQ. Listing will be subject to our fulfillment of all the requirements of NASDAQ. We have also applied to list the Offered Shares on the TSX. Listing will be subject to our fulfillment of all the requirements of the TSX.

In connection with the sale of our Common Shares on our behalf, the Placement Agent may be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of the Placement Agent may be deemed to be underwriting commissions or discounts. We have agreed to indemnify the Placement against certain liabilities, including liabilities under the Securities Act and the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). We have also agreed to contribute to payments AGP may be required to make in respect of such liabilities.

The Placement Agreement will terminate upon the earlier of (i) the sale of all the Offered Shares and (ii) August 31, 2020.

Neither AGP, any affiliate of AGP nor any person or company acting jointly or in concert with AGP, has over-allotted, or will over-allot, the Common Shares in connection with this offering or effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

AGP and its affiliates may in the future provide, various investment banking, commercial banking, financial advisory and other services to us and our affiliates and have received, and may in the future receive, customary fees. In the course of its business, AGP may actively trade our securities for its own account or for the accounts of customers, and, accordingly, AGP may at any time hold long or short positions in such securities.

The foregoing does not purport to be a complete statement of the terms and conditions of the Placement Agreement and the Purchase Agreement. Copies of the Placement Agreement will be filed with the securities regulatory authorities in Canada on SEDAR and included as exhibits to a current report on Form 6-K to be furnished to the SEC in connection with the Offering.

CERTAIN CANADIAN FEDERAL AND U.S. FEDERAL INCOME TAX CONSIDERATIONS

The acquisition of the Offered Shares described herein may subject the Purchasers to tax consequences in both the U.S. and Canada. This Prospectus Supplement does not describe these tax consequences and the Company is not providing the Purchasers or any one else with legal or tax advice. Each Purchaser should consult their own tax advisors with respect to the tax and legal consequences of acquiring, holding, and disposing of Offered Shares applicable to the particular circumstances of such Purchaser.

AGENT FOR SERVICE OF PROCESS

The Board of Directors and officers of the Company currently includes, and in the future is expected to include, persons who are not resident in Canada. As of the date of this Prospectus Supplement, the directors and officers of the Company who are not resident in Canada are Michael Cammarata, John M. Moretz, Richard P. Schottenfeld and Michael A. de Geus. Each of these persons has appointed the Company as agent for service of process at 545 Promenade du Centropolis, Suite 100, Laval, Quebec, Canada, H7T 0A3. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process in Canada.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file with the securities commission or authority in each of the applicable provinces and territories of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the U.S. Exchange Act, and, in accordance with the U.S. Exchange Act, we also file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

You may read any document we file with or furnish to the securities commissions and authorities of the provinces and territories of Canada through SEDAR. The SEC maintains a website that contains reports and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

Neptune is a company incorporated under and governed by the Business Corporations Act (Quebec). A majority of the directors and officers of Neptune, and some of the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside the United States and all or a substantial portion of their assets, and a substantial portion of Neptune’s assets, are located outside the United States. Neptune has appointed an agent for service of process in the United States, but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of the directors and officers of Neptune and experts under U.S. federal securities laws.

Neptune filed a registration statement on Form F-10 to register the Common Shares in the United States. Concurrently with the filing of the registration statement on Form F-10, Neptune made an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of the Common Shares under this Prospectus Supplement.

AUDITORS

The Company’s independent auditors are KPMG LLP, (“KPMG”), 1500-600, de Maisonneuve Boulevard West, Montréal, Quebec, Canada, H3A 0A3. KPMG is independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation. Further, KPMG are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards. The Company has notified its current auditors that it does not intend to propose them for re-election at its next Annual General Meeting. There are no disagreements with auditors, nor any “reportable events” within the meaning of applicable securities regulations relating to a change of auditors, and the current auditors have not resigned. Further information on the election of auditors will be provided in the Company’s proxy circular which will be filed ahead of its next Annual General Meeting.

TRANSFER AGENT

Computershare Trust Company of Canada, at its offices in Montréal, is the transfer agent and registrar for our Common Shares.

EXEMPTIVE RELIEF GRANTED BY THE AUTORITÉ DES MARCHÉS FINANCIERS

Pursuant to a decision dated January 15, 2020 issued by the Autorité des marchés financiers, the Company is exempt from the requirement prescribed by the Securities Act (Québec) and by NI 44-101 to prepare a French version of this prospectus supplement, provided that all securities distributed or registered in connection therewith shall be distributed or registered solely in the United States.

Pursuant to a decision dated July 14, 2020 issued by the Autorité des marchés financiers, the Company is exempt from the requirement prescribed by Section 6.3(1)(3)(b) of Regulation 44-102 Respecting Shelf Distributions with respect to the inclusion of the underwriter certificate form for a foreign underwriter in this Prospectus Supplement and in the Company’s future prospectus supplements, provided that such foreign underwriters do not solicit any potential purchasers of securities who are resident in Canada.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

This short form prospectus has been filed under legislation in securities regulatory authorities in all provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Neptune Wellness Solutions Inc. at 545 Promenade du Centropolis, Suite 100, Laval, Québec, H7T 0A3, telephone: 450-687-2262 and are also available electronically at www.sedar.com.

Short Form Base Shelf Prospectus

New Issue and/or Secondary Offering	February 22, 2019

Neptune Wellness Solutions Inc.

US$150,000,000

Common Shares

Warrants

Units

Subscription Receipts

Neptune Wellness Solutions Inc. (“we”, “us”, “our”, “Neptune” or the “Company”) may offer and issue from time to time common shares (“Common Shares”), warrants (“Warrants”), subscription receipts (“Subscription Receipts”) and units (“Units”) of the Company or any combination thereof (collectively, the “Securities”) up to an aggregate initial offering price of US$150,000,000 (or the equivalent thereof if the Securities are denominated in any other currency or currency unit) during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments hereto, remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more prospectus supplements (each, a “Prospectus Supplement” and together, the “Prospectus Supplements”). One or more securityholders (each a “Selling Securityholder”) of the Company may also offer and sell Securities under this Prospectus. See “Selling Securityholders”.

All information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”) and on the Nasdaq Stock Market (“NASDAQ”) under the symbol “NEPT”. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than Common Shares will not be listed on any securities exchange. There is no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and any applicable Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. See “Risk Factors”. Unless otherwise indicated in the Prospectus Supplement relating to an offering of Securities, the particular offering of Securities will be subject to approval of certain Canadian and U.S. legal matters on behalf of the Company by Osler, Hoskin & Harcourt LLP.

Investing in the Securities involves significant risks. Investors should carefully read the “Risk Factors” section in this Prospectus beginning on page 12, in the documents incorporated by reference herein and in the applicable Prospectus Supplement.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Investors should be aware that such requirements are different from those of the United States. Financial statements incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Securities described herein may have tax consequences both in the United States and Canada. This Prospectus does not discuss U.S. or Canadian tax consequences and any applicable Prospectus Supplement may not describe these tax consequences fully. Prospective investors should read the tax discussion in any applicable Prospectus Supplement but note that such discussion may be only a general summary that does not cover all tax matters that may be of importance to a prospective investor. Each prospective investor is urged to consult its own tax advisors about the tax consequences relating to the purchase, ownership and disposition of the Securities in light of the investor’s own circumstances.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of the Province of Québec, that some or all of the Company’s officers and directors are residents of Canada, that all or a substantial portion of the Company’s assets and all or a substantial portion of the assets of said persons are located outside the United States and that some or all of the underwriters or experts identified herein or in any Prospectus Supplement may be residents of Canada.

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR HAS THE SEC OR ANY CANADIAN SECURITIES REGULATOR APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable, the number of Securities offered, the offering price, the currency and any other terms specific to the Securities being offered. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters set forth in this Prospectus. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.

This Prospectus constitutes a public offering of Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell the Securities. The Company and the Selling Securityholders may offer and sell Securities to, or through, underwriters and also may offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. See “Plan of Distribution”. A Prospectus Supplement relating to a particular offering of Securities will identify each underwriter or agent, as the case may be, engaged by the Company or the Selling Securityholders in connection with the offering and sale of the Securities, and will set forth the terms of the offering of the Securities, including the method of distribution of such Securities, the identity of the Selling Securityholders, if any, the proceeds to the Company and the Selling Securityholders, as applicable, any fees, discounts or any other compensation payable to underwriters or agents and any other material terms of the plan of distribution.

In connection with any offering of the Securities (unless otherwise specified in a Prospectus Supplement), the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”.

Our head and registered office is located at 545 Promenade du Centropolis, Suite 100, Laval, Québec, Canada, H7T 0A3.

ABOUT THIS PROSPECTUS

In this Prospectus and in any Prospectus Supplement, unless the context otherwise requires, references to “Neptune”, the “Company”, “we”, “us”, “our” or similar terms refer to Neptune Wellness Solutions Inc. and its subsidiaries.

The financial information of the Company contained in the documents incorporated by reference herein are presented in Canadian dollars. All references in this Prospectus to “dollars”, “CDN$” and “$” refer to Canadian dollars, and references to “US$” refer to United States dollars, unless otherwise expressly stated. Potential purchasers should be aware that foreign exchange rate fluctuations are likely to occur from time to time and that the Company does not make any representation with respect to future currency values. Investors should consult their own advisors with respect to the potential risk of currency fluctuations.

This Prospectus provides prospective investors with a general description of the Securities that the Company may offer. The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable, the number of Securities offered, the offering price, the currency and any other terms specific to the Securities being offered, which may not be within the alternatives and parameters set forth in this Prospectus. The applicable Prospectus Supplement may also add, update or change information contained in this Prospectus. Where required by statute, regulation or policy, and where Securities are offered in currencies other than U.S. dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities. Before investing, investors should read both this Prospectus and any applicable Prospectus Supplement together with additional information described under the heading “Documents Incorporated by Reference” and “Where You Can Find More Information”.

This Prospectus, any Prospectus Supplement and the documents incorporated by reference herein or therein contain company names, product names, trade names, trademarks, logos, and service marks of Neptune and other organizations, all of which are the property of their respective owners. Our company names, product names, trade names, trademarks and service marks include, without limitation, NEPTUNE, Neptune Wellness Solutions®, MaxSimil®, OCEANO3™ and KetoCharged™. We may omit the registered trademark (®) and trademark (™) symbols and any other related symbols for such trademarks and all related trademarks, including those related to specific products or services, when used in this Prospectus and the documents incorporated by reference. All other names and trademarks are the property of their respective owners.

Market data and certain industry data and forecasts included in this Prospectus, any Prospectus Supplement or the documents incorporated by reference herein or therein were obtained or derived from internal and market research, publicly available information, reports of governmental agencies and industry publications and surveys. The Company has relied upon industry publications as its primary sources for third-party industry data and forecasts. Industry surveys, publications and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. The Company has not independently verified any of the data from third-party sources, nor has the Company ascertained the underlying economic assumptions relied upon therein. Similarly, industry forecasts and market research, which the Company believes to be reliable based upon management’s knowledge of the industry, have not been independently verified. By their nature, forecasts are particularly subject to change or inaccuracies, especially over long periods of time. In addition, the Company does not know what assumptions regarding general economic growth were used in preparing the third-party forecasts that are or may be cited in this Prospectus, any Prospectus Supplement or the documents incorporated by reference herein or therein. While the Company is not aware of any inaccuracies in the industry data presented herein, the Company’s estimates that are based on the same involve risks and uncertainties and are subject to change based on various factors, including those discussed in this Prospectus, any Prospectus Supplement or the documents incorporated by reference herein or therein.

The Company is responsible for the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. The Company has not authorized anyone to provide you with different or additional information. The Company is not making an offer of these Securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement is accurate as of any date other than the date of the applicable document.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference into this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Neptune Wellness Solutions Inc. at 545 Promenade du Centropolis, Suite 100, Laval, Québec, H7T 0A3, telephone: 450-687-2262. These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval (“SEDAR”), which can be accessed at www.sedar.com.

The Company is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith files reports and other information with the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a “foreign private issuer”, the Company is exempt from the rules under the Exchange Act prescribing the filing, delivery and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Company is exempt from Regulation FD (Fair Disclosure) promulgated under the Exchange Act and may not be required to publish financial statements as promptly as a comparable domestic issuer (although the Company is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws). These exemptions and leniencies will reduce the frequency and scope of information and protections to which investors are entitled.

You may read and copy this Prospectus, any Prospectus Supplement and related registration statements, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC through the Electronic Data Gathering and Retrieval System (“EDGAR”), which can be accessed at www.sec.gov. Our filings with the SEC are also available to the public through EDGAR.

EXCHANGE RATE INFORMATION

The following table sets forth (i) the exchange rates for the U.S. dollar, expressed in Canadian dollars, in effect at the end of the periods indicated; (ii) the average exchange rates for the U.S. dollar, expressed in Canadian dollars, on the last day of each month during such periods; and (iii) the high and low exchange rates for the U.S. dollar, expressed in Canadian dollars, during such periods, each based on the rate of exchange as reported by the Bank of Canada for conversion of U.S. dollars into Canadian dollars:

	Nine Months Ended	Year Ended March 31
	December 31, 2018	2018	2017
Rate at the end of period	1.3642	1.2894	1.3299
Average rate during period	1.3060	1.2839	1.3125
Highest rate during period	1.3642	1.3743	1.3555
Lowest rate during period	1.2552	1.2128	1.2536

On February 21, 2019, the daily average exchange rate for the U.S. dollar, expressed in Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = CDN$1.3196. Prospective investors should be aware that foreign exchange rate fluctuations are likely to occur from time to time, and the Company does not make any representation with respect to future currency values. Investors should consult their own advisors with respect to the potential risk of currency fluctuations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus contains or incorporates by reference certain information and statements that may constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of U.S. securities laws, including the Private Securities Litigation Reform Act of 1995, which we refer to in this Prospectus as forward-looking statements. These statements reflect management’s current expectations related to future events or its future results, performance, achievements, business prospects or opportunities, products and services development, and future trends affecting the Company. All such statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of terms such as “seek”, “project”, “may”, “will”, “should”, “would” “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “targeting”, “could”, “might”, “imply”, “assumes”, “goal”, “likely”, “continue”, “ongoing” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking statements contained or incorporated by reference in this Prospectus include, but are not limited to, statements pertaining to the Company’s growth opportunities and the execution of its growth strategy; statements regarding the Company’s future financial performance; statements relating to certain expectations, projections, new or improved product introductions and market expansion efforts; statements relating to the Company’s product candidates and the benefits of its products and product candidates as compared to other similar products in the markets; statements pertaining to the Company’s ability to defend its intellectual property rights; statements pertaining to the Company’s ability to obtain and maintain regulatory approval to pursue cannabis-related actions; and other statements or information related to the Company’s business strategy, operations and future plans.

Undue reliance should not be placed on forward-looking statements. Actual results and developments are likely to differ, and may differ materially, from those anticipated by the Company and expressed or implied by the forward-looking statements contained or incorporated by reference in this Prospectus. Such statements are based on a number of assumptions and risks that may prove to be incorrect, including, without limitation, assumptions about: the performance of our production facility; our ability to obtain and maintain the required authorizations for our production facility; our ability to maintain customer relationships and demand for our products; the overall business and economic conditions; the potential financial opportunity of our addressable markets; the competitive environment; the protection of our current and future intellectual property rights; our ability to recruit and retain the services of our key personnel; our ability to develop commercially viable products; our ability to pursue new business opportunities such as legal cannabis production; our ability to obtain additional financing on reasonable terms or at all; our ability to integrate our acquisitions and generate synergies; and the impact of new laws and regulations in Canada, the United States or any other jurisdiction where we are currently doing business or intend to do business. Certain forward-looking statements contained herein and incorporated by reference concerning the cannabis industry and the general expectations of the Company concerning the cannabis industry and the Company’s business and operations are based on estimates prepared by the Company using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While the Company is not aware of any misstatement regarding any industry or government data presented herein, the cannabis industry involves risks and uncertainties and is subject to change based on various factors.

Many factors could cause our actual results, level of activity, performance, achievements, future events or developments to differ materially from those expressed or implied by forward-looking statements, including, without limitation, the factors discussed under “Risk Factors”.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those expressly or impliedly expected or estimated in such statements. Securityholders and potential investors should not place undue reliance on forward-looking statements as the plans, assumptions, intentions or expectations upon which they are based might not occur. The forward-looking statements contained or incorporated by reference in this Prospectus are expressly qualified by this cautionary statement. Forward-looking statements contained in this Prospectus describe the Company’s expectations, estimates and opinions as of the date hereof and, accordingly, are subject to change after such date. The Company does not undertake or assume any obligation to update or revise any forward-looking statements for any reason, except as required by applicable securities laws.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed by Neptune with the securities commissions or similar authorities in the all provinces and territories of Canada, and as amended from time to time, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the annual information form of the Company dated June 28, 2018 for the fiscal year ended March 31, 2018 (the “Annual Information Form”);

(b)

the Company’s audited consolidated financial statements for the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017, together with the notes thereto and the auditors’ report thereon;

(c)	the management’s discussion and analysis of the Company for the year ended March 31, 2018;

(d)

the unaudited consolidated interim financial statements of the Company for the three-month and nine-month periods ended December 31, 2018 and 2017, together with the notes thereto (the “Q3 Financial Statements”);

(e)	the management’s discussion and analysis of the Company for the three-month and nine-month periods ended December 31, 2018 (the “Q3 MD&A”);

(f)	the management information circular of the Company dated July 17, 2018 prepared in connection with the Company’s annual meeting of shareholders held on August 15, 2018;

(g)

the material change report of the Company dated June 29, 2018 with respect to the entering into by the Company of an agreement with Canopy Growth Corporation (“Canopy Growth”) whereby the Company will supplement Canopy Growth’s extraction, refinement and formulation capacity of cannabis;

(h)	the material change report of the Company dated September 28, 2018 with respect to the change of name of the Company to “Neptune Wellness Solutions Inc.”; and

(i)	the material change report of the Company dated January 11, 2019 with respect to the receipt by the Company of a license from Health Canada to process cannabis.

Any document of the type referred to above, any annual information form, annual or quarterly financial statements, annual or quarterly management’s discussion and analysis, management information circular, material change report (excluding confidential material change reports), business acquisition report, information circular or other disclosure document required to be incorporated by reference into a prospectus filed under National Instrument 44-101- Short Form Prospectus Distributions filed by Neptune with the securities commissions or similar authorities in Canada after the date of this Prospectus and prior to 25 months from the date hereof shall be deemed to be incorporated by reference into this Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus pursuant to the foregoing paragraph is also included in any report filed with or furnished to the SEC by Neptune on Form 6-K or on Form 40-F (or any respective successor form) after the date of this Prospectus, it shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part. Further, we may incorporate by reference into the registration statement of which this Prospectus forms a part, any report on Form 6-K furnished to the SEC, including the exhibits thereto, if and to the extent provided in such report.

Certain marketing materials (as that term is defined in applicable securities legislation in Canada) may be used in connection with a distribution of Securities under this Prospectus and any applicable Prospectus Supplement. Any template version of marketing materials (as those terms are defined in applicable securities legislation in Canada) pertaining to a distribution of Securities, and filed by the Company after the date of the applicable Prospectus Supplement for the offering and before termination of the distribution of such Securities, will be deemed to be incorporated by reference in such Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

A Prospectus Supplement containing the specific terms of any offering of our securities will be delivered to purchasers of our securities together with this Prospectus and will be deemed to be incorporated by reference in this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the offering of our securities to which that Prospectus Supplement pertains.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified shall not constitute a part of this Prospectus except as so modified. Any statement so superseded shall not constitute a part of this Prospectus.

Upon a new annual information form and the related annual audited comparative financial statements and accompanying management’s discussion and analysis being filed with and, where required, accepted by, the securities commissions or similar authorities in Canada during the currency of this Prospectus, the previous annual information form, the previous annual audited comparative financial statements and accompanying management’s discussion and analysis and all interim financial statements and accompanying management’s discussion and analysis, and all material change reports, information circulars and business acquisition reports filed prior to the commencement of the then current fiscal year, will be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon an interim financial statement and accompanying management’s discussion and analysis being filed by Neptune with and, where required, accepted by, the securities commissions or similar authorities in Canada during the currency of this Prospectus, all interim financial statements and accompanying management’s discussion and analysis filed prior to the new interim financial statement shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

DESCRIPTION OF BUSINESS

Name, Address and Incorporation

Neptune was incorporated under Part IA of the Companies Act (Québec) on October 9, 1998 and is now governed by the Business Corporations Act (Québec). Neptune’s head office and registered office is located at 545 Promenade du Centropolis, Suite 100, Laval, Québec, Canada, H7T 0A3 and its website address is www.neptunecorp.com. The Common Shares are listed and posted for trading on the TSX and NASDAQ under the symbol “NEPT”. On September 21, 2018, Neptune amended its articles to change its name to “Neptune Wellness Solutions Inc.”.

Intercorporate Relationships

The activities of Neptune are conducted either directly or through its subsidiaries. The table below lists the principal subsidiaries of Neptune as at March 31, 2018, as well as their jurisdiction of organization and the percentage held by Neptune in each of them.

Name	Jurisdiction of Organization	Percentage Held by Neptune
Biodroga Nutraceuticals Inc.	Québec	100%
9354-7537 Québec Inc.	Québec	100%

Biodroga Inc. was acquired by Neptune on January 7, 2016, and on March 1, 2016, it was amalgamated with an inactive subsidiary of Neptune, NeuroBioPharm Inc., and became Biodroga Nutraceutical Inc.

9354-7537 Québec Inc. was incorporated on February 6, 2017. It is a wholly-owned subsidiary of Neptune that was created with the intent of becoming a Licensed Producer under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) and obtaining a Controlled Substance License (also referred to as a Dealer’s License) under the Controlled Drugs and Substances Act (“CDSA”) – see “Recent Business Developments” under the heading “General Development of the Company”, below. As of the date hereof, due to the coming into force on October 17, 2018 of the Cannabis Act and the Cannabis Regulations, the Company will no longer require a Dealer’s License and as such is no longer pursuing a Dealer’s License.

Recent Business Developments

On January 7, 2019, Neptune announced that it received a License for Standard Processing from Health Canada under the Cannabis Act. The Standard Processing License, issued on January 4, 2019, enables Neptune to possess cannabis, to produce cannabis (other than obtain it by cultivating, propagating or harvesting it) and to sell its products or its services to other license holders. With production activities anticipated to commence shortly at Neptune’s 50,000 square foot good manufacturing practice (GMP)-certified facility in Sherbrooke, Québec, the Company expects be able to generate revenues from existing supply agreements and conclude additional agreements shortly.

On December 21, 2018, Neptune announced that it has entered into a multi-year intellectual property (IP) licensing and capsule purchase agreement with Lonza (SWX: LONN), a global leader in the life sciences industry, which owns the Licaps® liquid-filled hard capsule technology. Combined with Neptune’s leading extraction and purification capabilities, and significant capacity for the production of cannabis extract, Neptune’s customers will greatly benefit from this agreement. The Company recorded an intangible asset of $2,718,208 in the Q3 financial statements related to this agreement with a corresponding amount in liabilities, which consists of an upfront payment of $1,768,260 (US$1,300,000) which was paid in February 2019 and the present value of estimated future payments based on minimum volume commitments of $949,948.

On June 19, 2018, Neptune announced that it entered into a multi-year agreement with Canopy Growth (TSX: WEED; NYSE: CGC). Under the terms of the agreement, Neptune will supplement Canopy Growth’s extraction, refinement, and extract product formulation capacity.

Business Overview & Mission

Neptune specializes in the extraction, purification and formulation of health and wellness products. Licensed by Health Canada to process cannabis at its 50,000 square foot facility located in Sherbrooke, Quebec, Neptune brings decades of experience in the natural products sector to the legal cannabis industry. Leveraging its scientific and technological expertise, Neptune focuses on the development of value-added and differentiated products for the Canadian and global cannabis markets. Neptune’s activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and of a variety of marine and seed oils. Its head office is located in Laval, Quebec.

Neptune’s mission is to leverage our scientific and innovation expertise to create and provide our global customers with the best available nutritional products and wellness solutions. Neptune is active in five main areas: Legal Cannabis Products, Turnkey Nutrition Solutions, Ingredients, Pet Supplements and Consumer Brands.

Consistent with our strategic focus of leveraging our scientific, technological and innovation expertise, Neptune is working to develop unique extracts and formulations in high-potential growth segments, such as cannabinoid-based products. Our objective is to become the world’s leader in extraction, purification and formulation of cannabis products. The Company’s expected growth in the cannabis field is an attractive method of utilizing the existing Sherbrooke facility, a key asset of the Company, following the sale of the Company’s krill oil manufacturing business in August 2017.

In April 2017, the Company applied for a license with Health Canada in order to be able to produce cannabis oil under the ACMPR, which was transitioned to an application for a license for standard processing under the Cannabis Act and the Cannabis Regulations with the coming into force of the new legislation and regulations on October 17, 2018. On January 4, 2019, the Company received a standard processing license from Health Canada, which will allow Neptune to process and sell cannabis and to pursue its cannabis-related activities. There is no guarantee that any prospective projects in the industry will be successful.

As a condition for obtaining our license to process cannabis under the Cannabis Act and the Cannabis Regulations, Health Canada required multiple steps to be taken, including the addition of physical barriers, visual monitoring, recording devices, and intrusion detection systems, as well as other important controls on access to the Company’s existing Sherbrooke facility.

During the current fiscal year, our focus is on building a viable business-to-business (“B2B”) wholesale extraction, purification and formulation cannabis business. As the cannabis industry is rapidly evolving, we believe that speed is essential to gain a foothold. Receiving the appropriate licensing under the Cannabis Act and Cannabis Regulations to process and sell cannabis allows us to produce cannabis extract wholesale initially on a B2B basis. We intend to pursue two business models: (i) buying dried and/or fresh cannabis and selling cannabis extract wholesale, including using refinement processes and as formulations, and, (ii) offering custom processing services based on Neptune proprietary technologies while capitalizing on long-term site utilization. An additional opportunity we are intending to capitalize on is the extraction of cannabidiol (CBD) from hemp. We anticipate that CBD-enriched extract could be processed from hemp in the Sherbrooke facility. In the longer term, we expect to sell in collaboration with brands finished application forms via retail channels.

The Company intends to process, sell and distribute its cannabis products to other authorized cannabis license holders and provincial distributors, such as the Société québécoise du cannabis, authorized to conduct business legally. As cannabis becomes legalized for medical purposes in other countries, the Company intends to seek to benefit from those business opportunities.

Neptune received its license to process cannabis from Health Canada on January 4, 2019, which enables it to possess cannabis, to produce cannabis (by means other than obtaining it by cultivating, propagating or harvesting), and to sell its products and services to other license holders. Also, Neptune entered into a multi-year IP licensing and capsule sale agreement with Lonza, which owns the Licaps® liquid filled hard capsule technology. Combined with Neptune’s leading extraction and purification capabilities, and significant capacity for the production of cannabis extract, Neptune believes customers may will greatly benefit from this application technology.

With more than 50 years of combined experience in the nutrition industry, the Company, through its natural products segment also formulates, develops, and provides to customers turnkey nutrition solutions. These are available in various unique delivery forms such as liquids and capsules, and can include specialty ingredients such as MaxSimil®, a patented ingredient that may enhance the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils. Neptune also sells krill oil directly to consumers through web sales at www.oceano3.com.

For a further description of the Company and its business, see the Q3 MD&A, including in the section entitled “Business Overview and Corporate Recent Development”, and the Annual Information Form, including in the sections entitled “Corporate Structure”, “General Development of the Company” and “Description of the Business”.

REGULATORY FRAMEWORK

On October 17, 2018, the Cannabis Act and the Cannabis Regulations came into force, legalizing the sale of cannabis for adult recreational use. Prior to the promulgation of the Cannabis Act and the Cannabis Regulations, only the sale of cannabis for medical use was legal and which was regulated by the ACMPR under the CDSA. The Cannabis Act and the Cannabis Regulations replaced the CDSA and the ACMPR as the governing laws and regulations in respect of the production, processing, sale and distribution of cannabis and related extracts for medical and adult recreational use. Given that the Cannabis Act and the Cannabis Regulations are very new, the impact of such regulatory changes on the Company’s business is unknown.

The Cannabis Act provides a licensing and permitting scheme for the cultivation, processing, importation, exportation, testing, packaging, labelling, sending, delivery, transportation, sale, possession and disposal of cannabis for non-medical (i.e., adult recreational) use, implemented by the Cannabis Regulations. The Cannabis Act and its regulations maintain separate access to cannabis for medical purposes. Under the Cannabis Act and its regulations, import and export licenses and permits will only be issued in respect of cannabis for medical or scientific purposes or in respect of industrial hemp and within the confines of the Industrial Hemp Regulations.

The Cannabis Regulations, among other things, set out regulations relating to the following matters: (1) Licenses, Permits and Authorizations; (2) Security Clearances; (3) a National Cannabis Tracking System; (4) Cannabis Products; (5) Packaging and Labelling; (6) Cannabis for Medical Purposes; and (7) Drugs Containing Cannabis.

Transitional provisions of the Cannabis Act provide that every license issued under the ACMPR that was in force immediately before the day on which the Cannabis Act and its regulations came into force (being October 17, 2018) is deemed to be a license issued under the Cannabis Act, and that such license will continue in force until it is revoked or expires.

Security Clearances

Certain people associated with cannabis licensees, including individuals occupying a “key position” such as directors, officers, large shareholders and individuals identified by the Minister of Health (the “Minister”), must hold a valid security clearance issued by the Minister. Under the Cannabis Regulations, the Minister may refuse to grant security clearances to individuals with associations to organized crime or with past convictions for, or an association with, drug trafficking, corruption or violent offences. This was largely the approach in place under the ACMPR and other related regulations governing the licensed production of cannabis for medical purposes. Individuals who have histories of non-violent, lower-risk criminal activity (for example, simple possession of cannabis, or small-scale cultivation of cannabis plants) are not precluded from participating in the legal cannabis industry, and the grant of security clearance to such individuals is at the discretion of the Minister and such applications will be reviewed on a case-by-case basis.

Security clearances issued under the ACMPR are considered to be security clearances for the purposes of the Cannabis Act and Cannabis Regulations.

Cannabis Tracking System

Under the Cannabis Act, the Minister of Health is authorized to establish and maintain a national cannabis tracking system, the Cannabis Tracking System. The Cannabis Regulations provide the Minister of Health with the authority to make a ministerial order that would require certain persons named in such order to report specific information about their authorized activities with cannabis, in the form and manner specified by the Minister.

The Ministerial Order regarding the Cannabis Tracking System was published in the Canada Gazette, Part II, on September 5, 2018 and came into effect on October 17, 2018. The purpose of this system is to track the flow of cannabis throughout the supply chain as a means of preventing the illegal inversion and diversion of cannabis into and out of the regulated system. Under the Cannabis Tracking System, a holder of a license for cultivation, license for processing, or a license for sale for medical purposes is required to submit monthly reports to Health Canada.

Cannabis Products

The Cannabis Regulations set out the requirements for cannabis products and permit the sale of dried cannabis, cannabis oil, fresh cannabis, cannabis plants, and cannabis seeds, including in such forms as “pre-rolled” and in capsules. The tetrahydrocannabinol (THC) content or serving size of certain cannabis products is limited by the Cannabis Regulations. The sale of edibles containing cannabis and cannabis concentrates was not initially permitted with the coming into force of the new regulations; however, the federal government has indicated that edibles, topicals, extracts and other smokeless cannabis products will be legalized on or before October 17, 2019.

Packaging, Labeling and Promotion

The Cannabis Regulations set out requirements pertaining to the packaging and labelling of cannabis products. Such requirements are intended to promote informed consumer choice and allow for the safe handling and transportation of cannabis. All cannabis products are required to be packaged in a manner that is tamper-proof and child-resistant in accordance with the Cannabis Regulations.

Health Canada is imposing strict limits on the use of colours, graphics, and other special characteristics of packaging. Cannabis package labels must include specific information, such as: (i) product source information, including the class of cannabis and the name, phone number and email of the license holder; (ii) a mandatory health warning, rotating between Health Canada’s list of standard health warnings; (iii) the Health Canada standardized cannabis symbol; and (iv) information specifying THC and CBD content.

A cannabis product’s brand name may only be displayed once on the principal display panel or, if there are separate principal display panels for English and French, only once on each principal display panel. It can be in any font style and any size, so long as it is equal to or smaller than the health warning message. The font must not be in metallic or fluorescent colour. In addition to the brand name, only one other brand element can be displayed.

The Cannabis Act introduces restrictions regarding the promotion of cannabis products. Subject to a few exceptions, all promotions of cannabis products are prohibited unless authorized by the Cannabis Act.

Natural and Non-Prescription Health Products and Cosmetics Containing Cannabis

Cannabis is not available as a natural or non-prescription health product, as it is currently included on the Human and Veterinary Prescription Drug List (“PDL”). While Health Canada has previously authorized drug products containing cannabis, the agency maintains that there remains significant scientific uncertainty regarding the pharmacological actions, therapeutic effectiveness and safety of the majority of phytocannabinoids. The cannabis-based drug products that have been authorized by Health Canada have been studied, authorized and used in specific conditions. While these authorized products have contributed to the global body of knowledge concerning the safety and efficacy of cannabis-based therapies, Health Canada has stated that the presence of scientific uncertainty and limited market experience gives rise to the need for a precautionary approach. Listing all phytocannabinoids on the PDL addresses this uncertainty by allowing healthcare practitioners to monitor and manage any unanticipated effects. All phytocannabinoids will remain listed on the PDL until there is sufficient scientific evidence (e.g., as demonstrated through a submission to Health Canada) to change the prescription status of a particular phytocannabinoid when used in specific conditions.

As a result of the coming into force of the Cannabis Act, cannabis, as defined in subsection 2(1) of the Cannabis Act, has been added to Health Canada’s “Cosmetic Ingredient Hotlist”, the list of prohibited substances for use in cosmetic products.

Provincial and Territorial Regulatory Regimes

While the Cannabis Act provides for the regulation of the commercial production of cannabis for adult recreational purposes and related matters by the federal government, the Cannabis Act includes provisions that the provinces and territories of Canada have authority to regulate other aspects of adult recreational use cannabis (similar to what is currently the case for liquor and tobacco products), such as retail sale and distribution, minimum age requirements above that in place under the Cannabis Act, places where cannabis can be consumed, and a range of other matters.

The governments of every Canadian province and territory have, to varying degrees, regulatory regimes for the distribution and sale of cannabis for adult recreational purposes within those jurisdictions. Each of these Canadian jurisdictions has established a minimum age of 19 years for cannabis use, except for Québec and Alberta, where the minimum age is 18. However, Québec has recently proposed in Bill no. 2 An Act to tighten the regulation of cannabis to raise the minimum age to 21.

Québec: In Québec, all recreational marijuana will be managed and sold through outlets of the Société québécoise du cannabis, a subsidiary of the Société des alcools du Québec, and its online site.

Ontario: In Ontario, the distribution and online retail sale of recreational cannabis is to be conducted through the Ontario Cannabis Retail Corporation (“OCRS”), under the oversight of the Alcohol and Gaming Commission of Ontario. Ontario will allow the sale of recreational cannabis by private brick-and-mortar retailers with a target date of April 1, 2019. Initially, only 25 stores will be permitted to open across the province on April 1, 2019. Currently, cannabis for recreational use is only available for sale from OCRS via its Ontario Cannabis Store platform online. Online sale will remain available only from the Ontario Cannabis Store after April 1, 2019. In addition, the regulatory regime in Ontario:

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requires private retailers to obtain both a retail operator license and a retail store authorization. Retail store authorizations are only to be issued to persons holding a retail operator license. Separate retail store authorizations are to be required for each cannabis retail store, but a licensed retail operator may hold more than one retail store authorization and operate multiple stores. Private retailers are not permitted to sell cannabis on-line, but may only sell cannabis in person at an authorized retail store;

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requires anyone who supervises employees, oversees cannabis sales, manages compliance or has signing authority to purchase cannabis, enters into contracts or hires employees to have a cannabis retail manager license;

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limits anyone who is authorized by a license issued under the federal Cannabis Act to produce cannabis for commercial purposes and their affiliates to operating no more than one retail cannabis store, which must be located at the site listed on such a federal license;

•	prohibits federally licensed processors from promoting their products by way of providing any material inducement to cannabis retailers;

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permits municipalities and reserve band councils to opt out of the retail cannabis market by resolution. Municipalities have until January 22, 2019 to pass such by-laws. Municipalities that opt out may later lift the prohibition on retail cannabis stores by subsequent resolution. Municipalities may not pass a bylaw providing for a further system of licensing over the retail sale of cannabis; and

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imposes further restrictions through future regulation. Cannabis retail store operators are only permitted to purchase cannabis from the OCRS, which may set a minimum price for cannabis or classes of cannabis.

British Columbia: In British Columbia, recreational cannabis is to be sold through both public and privately-operated stores, with the provincial Liquor Distribution Branch handling wholesale distribution.

Alberta: In Alberta, cannabis products are sold by private retailers that receive their products from a government-regulated distributor (the Alberta Gaming & Liquor Commission), similar to the distribution system currently in place for alcohol in the province. Only licensed retail outlets are to be permitted to sell cannabis with online sales run by the Alberta Gaming and Liquor Commission.

Saskatchewan: In Saskatchewan, recreational cannabis is sold by private retailers. The Saskatchewan Liquor and Gaming Authority (the “SLGA”) has selected operators for the province’s 51 cannabis private retail store permits, with municipalities having the option of opting out of having a cannabis store if they choose. Saskatchewan is the only jurisdiction to allow for private distribution and wholesale (but regulated by the SLGA).

Manitoba: In Manitoba, cannabis distribution and wholesale is government-run by the Manitoba Liquor and Lotteries Corporation, with retail sale privately operated.

New Brunswick: In New Brunswick, recreational cannabis is sold and online sales run by Cannabis NB, a subsidiary of a network of tightly-controlled, stand-alone stores through the New Brunswick Liquor Corporation (the “NBLC”). The NBLC also controls the distribution and wholesale of cannabis in the province.

Nova Scotia: In Nova Scotia, the Nova Scotia Liquor Corporation (the “NSLC”) is responsible for the regulation of cannabis in the province, and recreational cannabis is only to be sold publicly through government-operated storefronts and online sales. There is no private licensing of retail. The NSLC also controls the distribution and wholesale of cannabis in the province.

Prince Edward Island: In Prince Edward Island, similar to Nova Scotia, sale of cannabis is government-run through government retail sales and online. There is no private licensing of retail. The PEI Cannabis Management Corporation is responsible for the distribution and wholesale of cannabis in the province.

Newfoundland and Labrador: In Newfoundland and Labrador, recreational cannabis is sold through licensed private retail stores, with its crown-owned liquor corporation, the Newfoundland and Labrador Liquor Corp. (the “NLC”), overseeing the wholesale and distribution to the private sellers. The NLC controls the possession, sale and delivery of cannabis, and sets prices. It is also the initial online retailer, although licenses may later be issued to private interests.

Yukon: The Yukon limits the initial distribution and sale of recreational cannabis to government outlets and government-run online stores and allows for the later licensing of private retailers. The Yukon Liquor Corporation is responsible for the distribution and wholesale of cannabis in the territory while the Cannabis Licensing Board is the regulatory body in the Yukon.

Northwest Territories: The Northwest Territories relies on the N.W.T. Liquor Commission to control the importation and distribution of cannabis, whether through retail outlets or by mail order service run by the Liquor Commission. Communities in the Northwest Territories will be able to hold a plebiscite to prohibit cannabis sales in their communities, similar to options currently available to restrict alcohol in the Northwest Territories.

Nunavut: Nunavut permits the sale of cannabis through private retailers including online. The Nunavut Liquor and Cannabis Commission is responsible for distribution and wholesale in the territory.

The regulatory status of cannabis in the United States of America.

We are subject to a variety of laws in the United States, Canada and elsewhere. In the United States, despite cannabis having been legalized at the state level for medical use in many states and for adult recreational use in a number of states, cannabis, other than plants of the same genus that meet the definition of industrial hemp, continues to be categorized as a Schedule I controlled substance under the federal Controlled Substances Act, or the CSA, and subject to the Controlled Substances Import and Export Act, or the CSIEA. As of December 20, 2018, the 2018 Farm Bill, formally known as the Agriculture Improvement Act of 2018, has reclassified hemp for commercial use by removing it from its Schedule I Status under the CSA, and Neptune is assessing market opportunities that may result from such legislative change.

On October 16, 2017, the Toronto Stock Exchange (“TSX”) provided clarity regarding the application of Sections 306 (Minimum Listing Requirements) and 325 (Management) and Part VII (Halting of Trading, Suspension and Delisting of Securities) of the TSX Company Manual (collectively, the “Requirements”) to applicants and TSX-listed issuers with business activities in the cannabis sector. In TSX Staff Notice 2017-0009, the TSX noted that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the Requirements. These business activities may include (i) direct or indirect ownership of, or investment in, entities engaging in activities related to the cultivation, distribution or possession of cannabis in the U.S., (ii) commercial interests or arrangements with such entities, (iii) providing services or products specifically targeted to such entities, or (iv) commercial interests or arrangements with entities engaging in providing services or products to U.S. cannabis companies. The TSX reminded issuers that, among other things, should the TSX find that a listed issuer is engaging in activities contrary to the Requirements, the TSX has the discretion to initiate a delisting review.

Neptune remains committed to only conduct business related to manufacturing and commercializing cannabis products to the extent permitted in jurisdictions where it may operate. The Company conducts due diligence with respect to each jurisdiction in which it operates or proposes to operate in order to determine the legal and regulatory requirements applicable in such jurisdiction to the extent applicable to the Company’s activities. It is a core consideration in Neptune’s strategy to carry out its operations in compliance with applicable laws in jurisdictions in which it operates. Neptune currently operates solely in Canada but may pursue opportunities in other jurisdictions, including the United States, depending on their legislative and regulatory framework.

RISK FACTORS

Prospective investors in a particular offering of Securities should carefully consider the risks presented in this Prospectus, as well as the information and risk factors contained in the Prospectus Supplement relating to that offering and any and all other information incorporated by reference in this Prospectus. Discussions of certain risks affecting the Company are generally provided and described in, among other documents, the Company’s annual and interim disclosure documents filed from time to time, which are incorporated by reference into this Prospectus and include the Company’s annual information form, annual management’s discussion and analysis and interim management’s discussion and analysis. In particular, see the “Risk Factors” heading in the Company’s latest annual information form and interim or annual management’s discussion and analysis, as the case may be.

An investment in the Securities offered hereunder is speculative and involves a high degree of risk. The risks and uncertainties described or incorporated by reference herein are not the only ones the Company may face. Additional risks and uncertainties, including those that the Company is unaware of or that are currently deemed immaterial, may also become important factors that affect the Company and its business. If any such risks actually occur, the Company’s business, financial condition and results of operations could be materially adversely affected.

In addition to the risks set out in the Annual Information Form, the Q3 MD&A and the other risk factors presented in a Prospectus Supplement or other continuous disclosure documents that may, from time to time, be incorporated by reference into this Prospectus, prospective investors should also carefully consider the risks set out below.

Risks Related to Our Securities

Return on securities is not guaranteed

There is no guarantee that the Securities will earn any positive return in the short term or long term. A holding of Securities is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Securities is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

Discretion in the use of proceeds

Management of the Company will have broad discretion with respect to the application of net proceeds received by the Company from the sale of Securities under this Prospectus or a future Prospectus Supplement and may spend such proceeds in ways that do not improve the Company’s results of operations or enhance the value of the Common Shares or its other securities issued and outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business or cause the price of the securities of the Company issued and outstanding from time to time to decline.

Dilution

The Company may sell additional Common Shares or other Securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other Securities to finance future acquisitions. The Company cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other Securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other Securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Company. Furthermore, to the extent holders of the Company’s stock options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares on the TSX and on NASDAQ may decrease due to the additional amount of Common Shares available in the market.

Volatile market price of the common shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares.

Financial markets have historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

Liquidity

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX and NASDAQ or achieve listing on any other public listing exchange.

There is currently no market through which the Securities, other than the Common Shares, may be sold and, unless otherwise specified in the applicable Prospectus Supplement, none of the Warrants, Subscription Receipts or Units will be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell Warrants, Subscription Receipts or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for the Securities, other than the Common Shares, will develop or, if developed, that any such market, including for the Common Shares, will be sustained.

Risks Related to Our Business and the Cannabis Industry

Requirements for licenses and permits

Certain operations of the Company require it to obtain licenses for the production and distribution of cannabis products, and in some cases, renewals of existing licenses from, and the issuance of permits by Health Canada. The Company believes that it currently holds or has applied for all necessary licenses and permits to carry on the activities which it is currently conducting under applicable laws and regulations. In addition, the Company will apply for, as the need arises, all necessary licenses and permits to carry on the activities it expects to conduct in the future. However, the ability of the Company to obtain, sustain or renew any such licenses and permits on acceptable terms, or at all, is subject to changes in regulations and policies and to the sole discretion of the applicable authorities or other governmental agencies. Any loss of interest in any such required license or permit, or the failure of any governmental authority to issue or renew such licenses or permits upon acceptable terms, or at all, would have a material adverse effect on the business, financial condition and results of the operations of the Company.

As a holder of a license for standard processing, we will be subject to ongoing inspections by Health Canada to monitor our compliance with its licensing requirements. Our license(s) that we obtained, or may in the future obtain, in Canada may be revoked or restricted at any time in the event that we are found not to be in compliance. Should we fail to comply with the applicable regulatory requirements or with conditions set out under our license(s), should our license(s) not be renewed when required, or be renewed on different terms, or should our license(s) be revoked, we may not be able to produce, process or distribute cannabis products.

We operate out of our existing facility located in Sherbrooke, Québec, which is required to comply with Health Canada requirements. Our facility is therefore subject to the adherence of ongoing standards and thresholds in order to maintain the appropriate certificate. Although the Company believes it will continue to meet such ongoing requirements, there is no guarantee that the required certification will be maintained. Any loss in certification would have a material adverse effect on the business, financial condition and results of the operations of the Company.

Our current license with Health Canada expires on January 4, 2022. Prior to the expiration, we must submit to Health Canada an application for renewal of such license. There can be no assurance that we will be able to renew our existing license and any failure to renew such license would have a material adverse impact on our business, financial condition and operating results.

We are subject to risks inherent to the cannabis industry

We operate in a highly regulated and rapidly evolving market. Sometimes new risks emerge and management may not be able to predict all of them, or be able to predict how they may cause actual results to be different from those contained in any forward-looking statements. Failure to comply with the requirements of the license(s) or any failure to maintain the license(s) would have a material adverse impact on the business, financial condition and operating results of the Company.

The industry is subject to extensive controls and regulations, which may significantly affect the financial condition of market participants. The marketability of any product may be affected by numerous factors that are beyond our control and which cannot be predicted, such as changes to government regulations, including those relating to taxes and other government levies that may be imposed. Changes in government levies, including taxes, could reduce the Corporation’s earnings and could make future capital investments or the Corporation’s operations uneconomic.

Negative Cash Flows from Operating Activities

Despite the Company’s positive cash and cash equivalents position of $15,595,388 as at December 31, 2018 and that the Company continues to operate as a going concern, the Company reported negative cash flow from operating activities of $7,586,519 and $4,873,063 for the year ended March 31, 2018 and for the nine-month period ended December 31, 2018, respectively, and has historically, in certain prior fiscal years, reported negative cash flow from operating activities. The Company may also continue to have negative cash flow from operating activities until sufficient levels of sales are achieved. Although the Company anticipates that it will have positive cash flow from operating activities in future periods, it cannot guarantee that such future positive cash flow from operating activities will be obtained.

The Company may also be unable to obtain future borrowings in an amount sufficient to enable it to pay debt or to fund other liquidity needs. If sufficient liquidity is not obtained, the Company may need to refinance or restructure all or a portion of its debt on or before maturity, sell assets or borrow more money or issue equity, which \may not be possible on terms satisfactory to the Company, or at all. In addition, any refinancing could be at higher interest rates and may require the Company to comply with more onerous covenants which could further restrict its business operations. If the Company continues to report negative cash flows from operating activities, or any failure to obtain any required additional financing on favourable terms, or at all, such events could have a material adverse effect on the business, financial condition and results of operation of the Company.

We are subject to changes in laws, regulations and guidelines

The laws, regulations and guidelines generally applicable to the cannabis industry in Canada and other countries may change in ways that impact our ability to continue our business as currently conducted or proposed to be conducted.

The successful execution of our cannabis business objectives is contingent upon compliance with all applicable laws and regulatory requirements in Canada and other jurisdictions and obtaining all other required regulatory approvals for the processing, sale, import and export of our cannabis products. The commercial cannabis industry is a relatively new industry in Canada. The effect of Health Canada’s administration, application and enforcement of the regime established by the Cannabis Act and the Cannabis Regulations on us and our business in Canada, or the administration, application and enforcement of the laws of other countries by the appropriate regulators in those countries, may significantly delay or impact our ability to participate in the Canadian cannabis market or cannabis markets outside Canada, to develop cannabis products and produce and sell these cannabis products.

Further, Health Canada may change their administration, interpretation or application of the applicable regulations or their compliance or enforcement procedures at any time. Any such changes could require us to revise our ongoing compliance procedures, requiring us to incur increased compliance costs and expend additional resources. There is no assurance that we will be able to comply or continue to comply with applicable regulations.

Failure to comply with applicable regulations

Health Canada inspectors routinely assess cannabis license holders for compliance with applicable regulatory requirements and we will be subject to certain ongoing inspections and audits once we begin operations. Any failure by us to comply with the applicable regulatory requirements could require extensive changes to our operations; result in regulatory proceedings or investigations, increased compliance costs, damage awards, civil or criminal fines or penalties or restrictions on our operations; harm our reputation or give rise to material liabilities or a revocation of our licenses and other permits. There can be no assurance that any future regulatory proceedings, investigations or audits will not result in substantial costs, a diversion of management’s attention and resources or other adverse consequences to us and our business.

Limited standardized research on the effect of cannabis

To date, there is limited standardization in the research of the effects of cannabis, and future clinical research studies may lead to conclusions that dispute or conflict with our understanding and belief regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis.

Research in Canada, the United States and internationally regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids (such as CBD and THC) remains in relatively early stages.

Future research and clinical trials may draw opposing conclusions to statements in this prospectus or could reach different or negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing or other facts and perceptions related to cannabis, which could adversely affect social acceptance of cannabis and the demand for our products.

The cannabis industry and market are relatively new in Canada, and this industry and market may not continue to exist or develop as anticipated or we may ultimately be unable to succeed in this industry and market

As a license holder authorized to process cannabis, we will be operating our business in a relatively new industry and market, and our success in the cannabis market will depend in part on our ability to attract and retain customers. In addition to being subject to general business risks applicable to a business involving an agricultural product and a regulated consumer product, we will need to make significant investments in our business strategy. These investments include the procurement of high value raw material, extraction equipment, site improvements and research and development projects. We expect that competitors will undertake similar investments to compete with us. Competitive conditions, consumer preferences, customer requirements and spending patterns in this industry and market are relatively unknown and may have unique circumstances that differ from other existing industries and markets and cause our future efforts to develop our business to be unsuccessful or to have undesired consequences for us. As a result, we may not be successful in our efforts to attract customers or to develop new cannabis products and produce and distribute these cannabis products, or these activities may require significantly more resources than we currently anticipate in order to be successful.

We will compete for market share with other companies licensed by Health Canada, some of which may have longer operating histories and more financial resources and manufacturing and marketing experience than we have

As a holder of a license for standard processing, we expect to face competition from license holders and other potential competitors which may have longer operating histories and more financial resources and manufacturing and marketing experience than we have. In addition, it is possible that the cannabis industry will undergo consolidation, creating larger companies with financial resources, manufacturing and marketing capabilities and product offerings much greater than ours. As a result of this competition, we may be unable to develop our operations as currently proposed, on terms we consider acceptable, or at all.

There are currently a significant number of applications for cannabis licenses being processed by Health Canada. The number of licenses granted and the number of license holders ultimately authorized by Health Canada could have an adverse impact on our ability to compete for market share in Canada’s cannabis industry. We expect to face competition from new market entrants that are granted licenses under the Cannabis Act or existing license holders that are not yet active in the industry. If a significant number of new licenses are granted by Health Canada, we expect increased competition for market share and the competition may place downward price pressure on cannabis products as new entrants may increase extraction, purification and formulation capacity.

As a holder of a license for standard processing, we may also face competition from unlicensed and unregulated market participants, including individuals or groups that are able to process cannabis without a license and illegal dispensaries and black-market participants selling cannabis and cannabis-based products in Canada. These competitors may be able to offer products with higher concentrations of active ingredients than we may be authorized to produce and sell and using delivery methods, including edibles, concentrates and vaporizers, that we will be prohibited from currently offering to individuals in Canada. The competition presented by these participants, and any unwillingness by consumers currently utilizing these unlicensed distribution channels to begin purchasing from license holders for any reason, or any inability of law enforcement authorities to enforce existing laws prohibiting the unlicensed cultivation and sale of cannabis and cannabis-based products, could adversely affect the licit cannabis market, result in increased competition through the black market for cannabis, or may have an adverse impact on the public perception of cannabis use and licensed cannabis producers.

In addition, the Cannabis Act permits consumers in Canada to produce a limited amount of cannabis for their own medical or adult recreational purposes or to designate a person to produce a limited amount of cannabis on their behalf for medical purposes. Widespread reliance upon this allowance could reduce the current or future consumer demand for cannabis from license holders.

If the number of users of cannabis in Canada increases, the demand for products will increase. This could result in the competition in the cannabis industry becoming more intense as current and future competitors begin to offer an increasing number of diversified cannabis products. Conversely, if there is a contraction in the market for cannabis in Canada, competition for market share may increase. To remain competitive, we intend to invest in research and development; however, we may not have sufficient resources to establish research and development efforts on a competitive basis.

Reliance on a single facility

To date, our activities and resources have been primarily focused on our facility located in Sherbrooke, Québec, and we will continue to focus on such facility for the foreseeable future. Adverse changes or developments affecting this facility could have a material and adverse effect on our business and financial condition.

We may be unable to attract or retain key personnel with sufficient experience in the cannabis industry, and we may be unable to attract, develop and retain additional employees required for our development and future success

Our success will be largely dependent on the performance of our management team and certain employees and our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. The loss of the services of any key personnel, or an inability to attract other suitably qualified persons when needed, could prevent us from executing on our business plan and strategy, and we may be unable to find adequate replacements on a timely basis, or at all.

Each director and officer of a company that holds a license is subject to the requirement to obtain and maintain a security clearance from Health Canada. Under the Cannabis Act, certain additional key personnel are required to obtain and maintain a security clearance. Under the Cannabis Act, a security clearance cannot be valid for more than five years and must be renewed before the expiry of a current security clearance. There is no assurance that any of our existing personnel who presently or may in the future require a security clearance will be able to obtain or renew such clearances or that new personnel who require a security clearance will be able to obtain one. A failure by an individual in a key operational position to maintain or renew his or her security clearance could result in a reduction or complete suspension of our operations. In addition, if an individual in a key operational position leaves us, and we are unable to find a suitable replacement who is able to obtain a security clearance in a timely manner, or at all, we may not be able to conduct our operations at planned production volume levels or at all.

Unfavorable publicity or consumer perception

We believe the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of cannabis and related products distributed to such consumers. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for our products and the business, results of operations, financial condition and cash flows of our Company. Our dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on our Company, the demand for our products, and the business, results of operations, financial condition and cash flows of our Company.

Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis and related products in general, or our products specifically, or associating the consumption of cannabis or related products with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regard to our Company and our activities, whether true or not. Although we believe that we operate in a manner that is respectful to all stakeholders and that we take care in protecting our image and reputation, we do not ultimately have direct control over how it is perceived by others. Reputational loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects, thereby having a material adverse impact on our financial performance, financial condition, cash flows and growth prospects.

We are subject to risks inherent to suppliers in an agricultural business, including the risk of crop failure

Cannabis is an agricultural product. As such, its supply is subject to the risks inherent in the agricultural business, including risks of crop failure presented by weather, insects, plant diseases, and similar agricultural risks. There can be no assurance that natural elements, such as insects and plant diseases, will not interrupt production activities with our suppliers and partners and have an adverse effect on our business.

Supply of cannabis

We do not cultivate cannabis to supply ourselves with cannabis leaves, flowers and trim to operate our extraction business. We currently obtain cannabis from third parties in amounts sufficient to operate our extraction business. However, there can be no assurance that there will continue to be a supply of cannabis available for us to process or purchase a sufficient amount of cannabis to operate our business. Additionally, the price of cannabis may rise which would increase our cost of goods. If we are unable to acquire the cannabis required to operate our extraction business or if the price of cannabis increases, it could have a material adverse impact on our business, our financial condition and results from operations.

We may not be able to transport our cannabis products to customers in a safe and efficient manner

We will depend on fast and efficient third-party transportation services to distribute our cannabis products. Any prolonged disruption of third-party transportation services could have a material adverse effect on our sales volumes or our end users’ satisfaction with our services. Rising costs associated with third-party transportation services used by us to ship our products may also adversely impact our profitability, and more generally our business, financial condition and results of operations.

The security of products during transportation will be of the utmost concern. A breach of security during transport or delivery could result in the loss of high-value product. A failure to take steps necessary to ensure the safekeeping of cannabis could also have an impact on our ability to operate under our license(s), to renew or receive amendments to such licenses, or to receive required new licenses.

Our cannabis products may be subject to recalls for a variety of reasons, which could require us to expend significant management and capital resources

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, adulteration, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the cannabis products produced by us are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. As a result of any such recall, we may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention or damage our reputation and goodwill or that of our products or brands.

Additionally, product recalls may lead to increased scrutiny of our operations by Health Canada, requiring further management attention, increased compliance costs and potential legal fees, fines, penalties and other expenses. Any product recall affecting the cannabis industry more broadly, whether or not involving us, could also lead consumers to lose confidence in the safety and security of the products sold by license holders generally.

We may be subject to product liability claims or regulatory action

As a manufacturer and distributor of products which are ingested by humans, we face the risk of exposure to product liability claims, regulatory action, and litigation if products we produce are alleged to have caused loss or injury. We may be subject to these types of claims due to allegations that our products caused or contributed to injury or illness, failed to include adequate instructions for use, or failed to include adequate warnings concerning possible side effects or interactions with other substances. This risk is exacerbated by the fact that cannabis use may increase the risk of experiencing adverse events or other side effects. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could also occur. In addition, the manufacture and sale of cannabis products, like the manufacture and sale of any ingested product, involves a risk of injury to consumers due to tampering by unauthorized third parties or product contamination. We may have to recall cannabis products we produce as a result of potential contamination and quality assurance concerns. A product liability claim or regulatory action against us could result in increased costs and could adversely affect our reputation and goodwill with our customers. There can be no assurance that we will be able to obtain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could result in us becoming subject to significant liabilities that are uninsured.

We may not meet timelines for project development set out in this Prospectus

The Company’s business is dependent on a number of key inputs and their related costs including raw materials and supplies related to its operations, as well as electricity, water and other utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition operating results, and timelines for project development of the Company. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition, operating results, and timelines for project development of the Company.

Difficulty to forecast revenues, costs and sales

We must rely largely on our own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the cannabis industry in Canada. A failure in the demand for our products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

We may also, from time to time, hold finished goods in inventory and such inventory has a shelf life. Finished goods in our inventory includes cannabis products that may reach expiration and not be sold. Even though on a regular basis, management reviews the amount of inventory on hand, reviews the remaining shelf life and estimates the time required to manufacture and sell such inventory, write-down of inventory may still be required. Any such write-down of inventory could have a material adverse effect on our business, financial condition, and results of operations.

Furthermore, the price of production and sale of cannabis will fluctuate widely due to how young the cannabis industry is and is affected by numerous factors beyond our control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new production and distribution developments and improved production and distribution methods. The effect of these factors on the price of product produced by the Company and, therefore, the economic viability of any of the Company’s business, cannot accurately be predicted.

CONSOLIDATED CAPITALIZATION

There have been no material changes in our share and loan capital, on a consolidated basis, since the date of our Q3 Financial Statements.

USE OF PROCEEDS

Unless otherwise indicated in the applicable Prospectus Supplement, the Company intends to use the net proceeds received by it from the sale of Securities for working capital requirements or for other general corporate purposes. More detailed information regarding the use of proceeds from the sale of Securities will be described in the applicable Prospectus Supplement. The Company may, from time to time, issue Securities other than through the offering of Securities pursuant to this Prospectus. The Company will not receive any proceeds from any sale of Securities by a Selling Securityholder.

All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Company’s general funds, unless otherwise stated in the applicable Prospectus Supplement.

The Company had negative cash flow from operating activities of $7,586,519 and $4,873,063 for the year ended March 31, 2018 and for the nine-month period ended December 31, 2018, respectively. Although the Company anticipates that it will have positive cash flow from operating activities in future periods, it cannot guarantee that such future positive cash flow from operating activities will be obtained. The Company may continue to have negative cash flow from operating activities until sufficient levels of sales are achieved. See “Risk Factors – Risks Related to Our Business and the Cannabis Industry – Negative Cash Flow”.

PLAN OF DISTRIBUTION

General

We may offer and sell the Securities, separately or together: (a) to one or more underwriters; (b) through one or more agents; or (c) directly to one or more purchasers. The Securities offered pursuant to any Prospectus Supplement may be sold from time to time in one or more transactions at: (i) a fixed price or prices, which may be changed from time to time; (ii) market prices prevailing at the time of sale; (iii) prices related to such prevailing market prices; or (iv) other negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions and subject to limitations imposed by and the terms of any regulatory approval required and obtained under applicable Canadian securities laws, including sales made directly on the TSX, NASDAQ or other existing trading markets for the Securities. We may only offer and sell the Securities pursuant to a Prospectus Supplement during the period that this Prospectus, including any amendments hereto, remains effective. The Prospectus Supplement for any of the Securities being offered thereby will set forth the terms of the offering of such Securities, including the type of Securities being offered, the name or names of any underwriters or agents, the Selling Securityholders, if any, the purchase price of such Securities, the proceeds to us from such sale, any underwriting commissions or discounts and other items constituting underwriters’ compensation. Only underwriters or agents so named in the Prospectus Supplement are deemed to be underwriters or agents in connection with the Securities offered thereby.

Similarly, one or more Selling Securityholders of the Company may sell Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly, through statutory exemptions, or through agents designated from time to time. See “Selling Securityholders”.

In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

By Underwriters

If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of underwriters to purchase the Securities will be subject to certain conditions, but the underwriters will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased. We may offer the Securities to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The Company may agree to pay the underwriters a fee or commission or allow a discount or concession for various services relating to the offering of any Securities, which such fee, commission, discount or concession may be changed from time to time. Unless set forth in the applicable Prospectus Supplement, any such fee or commission will be paid out of our general corporate funds. We may use underwriters with whom we have a material relationship. The nature of any such relationship, including the name of the underwriter, will be described in the applicable Prospectus Supplement.

By Agents

The Securities may also be sold through agents designated by us. Any agent involved will be named, and any fees or commissions payable by us to such agent will be set forth in the applicable Prospectus Supplement. Unless set forth in the applicable Prospectus Supplement, any such fees or commissions will be paid out of our general corporate funds. Unless otherwise indicated in the Prospectus Supplement, any agent will be acting on a best efforts basis for the period of its appointment.

Direct Sales

Securities may also be sold directly by us at such prices and upon such terms as agreed to by us and the purchaser. In this case, no underwriters or agents would be involved in the offering.

Other Information

Underwriters or agents who participate in the distribution of Securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under Canadian provincial and U.S. securities legislation, or to contribution with respect to payments which such underwriters or agents may be required to make in respect thereof. Such underwriters or agents may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

Unless otherwise specified in the applicable Prospectus Supplement, the Company does not intend to list any of the Securities other than the Common Shares on any securities exchange. As a result, unless otherwise specified in the applicable Prospectus Supplement, there can be no assurance that an active trading market for the Securities other than Common Shares will develop or be sustained, there may otherwise be no market through which such Securities may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and the relevant Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. No assurances can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

In connection with any offering of Securities, except with respect to “at-the-market distributions”, underwriters, agents or dealers may over-allot or effect transactions that stabilize or maintain the market price of the Securities offered at a higher level than that which might otherwise exist in the open market. Such transactions may be commenced, interrupted or discontinued at any time.

No underwriter or dealer involved in an “at-the-market distribution”, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities. In the event that the Company determines to pursue an “at-the-market distribution” in Canada, the Company will apply for the required exemptive relief from the applicable Canadian securities regulators.

SELLING SECURITYHOLDER

This Prospectus may also, from time to time, relate to the offering of the Securities by way of a secondary offering by certain Selling Securityholders.

The terms under which the Securities may be offered by Selling Securityholders will be described in the applicable Prospectus Supplement. The Prospectus Supplement for or including any offering of Securities by Selling Securityholders will include, without limitation, where applicable: (i) the names of the Selling Securityholders; (ii) the number and type of Securities owned, controlled or directed by each Selling Securityholder; (iii) the number of Securities being distributed for the accounts of each Selling Securityholder; (iv) the number of Securities to be owned, controlled or directed by each Selling Securityholder after the distribution and the percentage that number or amount represents out of the total number of outstanding Securities; (v) whether the Securities are owned by the Selling Securityholders, both of record and beneficially, of record only or beneficially only; (vi) if a Selling Securityholder purchased any of the Securities held by him, her or it in the 12 months preceding the date of the Prospectus Supplement, the date or dates the Selling Securityholder acquired the Securities; and (vii) if a Selling Securityholder acquired the Securities held by him, her or it in the 12 months preceding the date of the Prospectus Supplement, the cost thereof to the Selling Securityholder in the aggregate and on a per security basis.

DESCRIPTION OF COMMON SHARES

The authorized share capital of the Company is comprised of an unlimited number of Common Shares and an unlimited number of preferred shares of the Company (“Preferred Shares”), issuable in one or more series. By way of by-law, in accordance with its articles of incorporation, the Company created the “Series A Preferred Shares”, which are non-voting shares.

As of the date of this Prospectus, there were a total of (i) 79,987,292 Common Shares and no Preferred Shares issued and outstanding, (ii) 750,000 warrants to purchase Common Shares issued and outstanding, (iii) 9,676,085 options to purchase Common Shares issued and outstanding, and (iv) 454,983 deferred share units issued and outstanding.

Common Shares

Voting Rights

Each Common Share entitles its holder to receive notice of, and to attend and vote at, all annual or special meetings of the shareholders of the Company. Each Common Share entitles its holder to one vote at any meeting of the shareholders, other than meetings at which only the holders of a particular class or series of shares are entitled to vote due to statutory provisions or the specific attributes of this class or series.

Dividends

Subject to the prior rights of the holders of Preferred Shares ranking before the Common Share as to dividends, the holders of Common Shares are entitled to receive dividends as declared by the board of directors of the Company from the Company’s funds that are duly available for the payment of dividends.

Winding-up and Dissolution

In the event of the Company’s voluntary or involuntary winding-up or dissolution, or any other distribution of the Company’s assets among its shareholders for the purposes of winding up its affairs, the holders of Common Shares shall be entitled to receive, after payment by the Company to the holders of Preferred Shares ranking prior to Common Shares regarding the distribution of the Company’s assets in the case of winding-up or dissolution, share for share, the remainder of the property of the Company, with neither preference nor distinction.

The foregoing description of the terms of the Common Shares does not purport to be complete and is subject to and qualified in its entirety by reference to the Articles and general by-laws of the Company, each of which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

DESCRIPTION OF THE WARRANTS

Warrants will typically be offered with Common Shares, with such securities often referred to collectively as a “Unit”, but may be offered with Subscription Receipts, other Securities or separately. The Warrants either will be issued under a warrant indenture or agreement that will be entered into by the Company and a trustee at the time of issuance of the Warrants or will be represented by warrant certificates issued by the Company.

Warrants will entitle the holder thereof to receive Common Shares and/or other Securities upon the exercise thereof and payment of the applicable exercise price. A Warrant will be exercisable for a specific period of time at the end of which time it will expire and cease to be exercisable.

Holders of Warrants are not shareholders of the Company. The particular terms and provisions of Warrants offered by this Prospectus and any applicable Prospectus Supplement will be described in the Prospectus Supplement filed in respect of such Warrants. This description may include, without limitation and as applicable: (i) the title or designation of the Warrants; (ii) the number of Warrants offered; (iii) the number of Common Shares and/or other Securities purchasable upon exercise of the Warrants and the procedures for exercise; (iv) the exercise price of the Warrants; (v) the dates or periods during which the Warrants are exercisable and when they expire; (vi) the designation and terms of any other Securities with which the Warrants will be offered, if any, and the number of Warrants that will be offered with each such Security; and (vii) any other material terms and conditions of the Warrants including, without limitation, transferability and adjustment terms and whether the Warrants will be listed on a securities exchange.

DESCRIPTION OF THE UNITS

Units are securities consisting of one or more of the other Securities described in this Prospectus offered together as a “Unit”. A Unit is typically issued such that the holder thereof is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each Security comprising the Unit. The unit agreement under which a Unit is issued may provide that the Securities comprising the Unit may not be held or transferred separately at any time or before a specified date.

The particular terms and provisions of Units offered by this Prospectus and any applicable Prospectus Supplement will be described in the Prospectus Supplement filed in respect of such Units. This description may include, without limitation and as applicable: (i) the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately; (ii) any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; (iii) whether the Units will be issued in fully registered or global form; and (iv) any other material terms and conditions of the Units.

DESCRIPTION OF THE SUBSCRIPTION RECEIPTS

Subscription Receipts may be offered separately or together with Common Shares and/or other Securities. The Subscription Receipts will be issued under one or more subscription receipt agreements that will be entered into by the Company and an escrow agent at the time of issuance of the subscription receipts.

Subscription Receipts will entitle the holder thereof to receive Common Shares and/or other Securities, for no additional consideration, upon the completion of a particular transaction or event, typically an acquisition of the assets or securities of another entity by the Company or one or more of its subsidiaries. The subscription proceeds from an offering of Subscription Receipts will be held in escrow by an escrow agent pending the completion of the transaction or the termination time (the time at which the escrow terminates regardless of whether the transaction or event has occurred). Holders of Subscription Receipts will receive Common Shares and/or other Securities upon completion of the particular transaction or event or, if the transaction or event does not occur by the termination time, a return of the subscription funds for their Subscription Receipts together with any interest or other income earned thereon.

Holders of Subscription Receipts are not shareholders of the Company. The particular terms and provisions of Subscription Receipts offered by this Prospectus and any applicable Prospectus Supplement will be described in the Prospectus Supplement filed in respect of such Subscription Receipts. This description may include, without limitation and as applicable: (i) the number of Subscription Receipts offered; (ii) the price at which the Subscription Receipts will be offered; (iii) the terms, conditions and procedures pursuant to which the holders of Subscription Receipts will become entitled to receive Common Shares and/or other Securities; (iv) the number of Common Shares and/or other Securities that may be obtained upon exercise of each Subscription Receipt; (v) the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each such security; (vi) the terms relating to the holding and release of the gross proceeds from the sale of the Subscription Receipts plus any interest and income earned thereon; and (vii) any other material terms and conditions of the Subscription Receipts including, without limitation, transferability and adjustment terms and whether the Subscription Receipts will be listed on a securities exchange.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSX and NASDAQ under the symbol “NEPT”. Trading price and volume of the Common Shares will be provided, as required, in each Prospectus Supplement.

PRIOR SALES

Information in respect of prior sales of the Common Shares or other Securities distributed under this Prospectus and for securities that are convertible or exchangeable into the Common Shares or such other Securities within the previous 12-month period will be provided, as required, in a Prospectus Supplement with respect to the issuance of the Common Shares or other Securities pursuant to such Prospectus Supplement.

DIVIDENDS

Neptune has never paid any cash dividends on its Common Shares. While the Company is not restricted from paying dividends other than pursuant to certain solvency tests prescribed under the Business Corporations Act (Québec), the Company does not intend to pay dividends on any of its Common Shares in the foreseeable future.

REGISTRATION AND TRANSFER

General

Other than in the case of “book-entry only” Securities, Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) in the city specified for such purpose at the office of the registrar or transfer agent designated by the Company for such purpose with respect to any issue of Securities referred to in the Prospectus Supplement. No service charge will be made for any transfer, conversion or exchange of the Securities but the Company may require payment of a sum to cover any transfer tax or other governmental charge payable in connection therewith. Such transfer, conversion or exchange will be effected upon such registrar or transfer agent being satisfied with the documents of title and the identity of the person making the request. If a Prospectus Supplement refers to any registrar or transfer agent designated by the Company with respect to any issue of Securities, the Company may at any time rescind the designation of any such registrar or transfer agent and appoint another in its place or approve any change in the location through which such registrar or transfer agent acts.

In the case of book-entry only Securities, the Securities may be represented by one or more global certificates or be represented by uncertificated securities and may be held by a designated depository or its nominee for its participants. The Securities must be purchased or transferred through such participants in a depository service of a depository identified in the Prospectus Supplement for the particular offering of Securities. The ability of a holder to pledge a Security or otherwise take action with respect to such holder’s interest in a Security (other than through a participant) may be limited due to the lack of a physical certificate. The depository will establish and maintain bookentry accounts for its participants acting on behalf of holders of the Securities. The interests of such holders of Securities will be represented by entries in the records maintained by the participants. Except in limited circumstances, holders of book-entry only Securities will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, and no holder will be shown on the records maintained by the depository except through a bookentry account of a participant acting on behalf of such holder. Each holder will receive a customer confirmation of purchase from the participants from which the Securities are purchased in accordance with the practices and procedures of that participant. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. Reference in this Prospectus to a holder of Securities means, unless the context otherwise requires, the owner of the beneficial interest in the Securities.

If the Company determines, or the depository notifies the Company in writing, that the depository is no longer willing or able to discharge properly its responsibilities as depository with respect to the Securities and the Company is unable to locate a qualified successor, or if the Company at its option elects, or is required by law, to terminate the book-entry system, then the Securities may be issued in fully registered form to holders or their nominees.

Payments and Notices

As applicable, any payment of principal, redemption, dividend and interest on a Security will be made by the Company to the depository or its nominee, as the case may be, as the registered holder of the Security and the Company understands that such payments will be credited by the depository or its nominee in the appropriate amounts to the relevant participants. Payments to holders of Securities of amounts so credited will be the responsibility of the participants.

As long as the depository or its nominee is the registered holder of the Securities, the depository or its nominee, as the case may be, will be considered the sole owner of the Securities for the purposes of receiving notices or payments on the Securities. In such circumstances, the responsibility and liability of the Company in respect of notices or payments on the Securities is limited to giving or making payment of any principal, redemption, dividend and interest due on the Securities to the depository or its nominee.

Each holder must rely on the procedures of the depository and, if such holder is not a participant, on the procedures of the participant through which such holder owns its interest, to exercise any rights with respect to the Securities. The Company understands that under existing industry practices, if the Company requests any action of holders or if a holder desires to give any notice or take any action which a registered holder is entitled to give or take with respect to any Securities issued in book-entry only form, the depository would authorize the participant acting on behalf of the holder to give such notice or to take such action, in accordance with the procedures established by the depository or agreed to from time to time by the Company and the depository. Any holder that is not a participant must rely on the contractual arrangement it has directly, or indirectly through its financial intermediary, with its participant to give such notice or take such action.

ENFORCEABILITY OF CIVIL LIABILITIES

Neptune is a company incorporated under and governed by the Business Corporations Act (Québec). A majority of the directors and officers of Neptune, and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States and all or a substantial portion of their assets, and a substantial portion of Neptune’s assets, are located outside the United States. Neptune has appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of the directors and officers of Neptune and experts under U.S. federal securities laws.

Neptune has been advised by its Canadian counsel, Osler, Hoskin & Harcourt LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. Neptune has also been advised by Osler, Hoskin & Harcourt LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

Neptune will file a registration statement on Form F-10 to register the Securities in the United States. Concurrently with the filing of the registration statement on Form F-10, Neptune will make an appointment of agent for service of process on Form F-X. Under the Form F-X, we expect to appoint CT Corporation as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of the Securities under this Prospectus.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe the principal Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of the Securities offered thereunder. The applicable Prospectus Supplement may also describe certain U.S. federal income tax considerations generally applicable to the purchase, holding and disposition of those Securities by an investor who is a U.S. person. (within the meaning of the U.S. Internal Revenue Code of 1986, as amended).

AGENT FOR SERVICE OF PROCESS IN CANADA

The Board currently includes, and in the future is expected to include, persons who are not resident in Canada. As of the date of this Prospectus, the directors and officers of the Company who are not resident in Canada are John M. Moretz and Richard P. Schottenfeld. Each of these persons has appointed the Company as agent for service of process at 545, Promenade du Centropolis, Suite 100, Laval, Québec, Canada, H7T 0A3. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process in Canada.

LEGAL PROCEEDINGS

The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of such proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company, the most significant outstanding proceedings and claims are as follows:

(i)

In May 2014, a former chief executive officer (“CEO”) of the Company filed a lawsuit against the Company in the Superior Court of Québec alleging that he was constructively dismissed. He is claiming the payment of approximately $8,500,000 and the issuance of equity instruments. In September 2015, Neptune filed a counterclaim to recover approximately $530,000 from this former CEO, representing various CEO’s personal expenses and withholding tax disbursed by Neptune and not reimbursed by the former CEO. All outstanding share-based payments held by the former CEO were cancelled during the year ended February 28, 2015. As of the date hereof, no agreement has been reached. The Company intends to pursue its counterclaim and to vigorously defend against the former CEO’s claim. A trial date is currently scheduled for hearing in May and June 2019.

(ii)

Under the terms of an agreement entered into with a company controlled by a former CEO of the Company, the Company should pay him, for an unlimited period, royalties of 1% of its krill oil revenues in semi-annual instalments, for which a claim of approximately $1,700,000 is being asserted by such former CEO. In December 2015 Neptune filed a defence in which it disputes the validity of this claim by challenging the validity and interpretation of certain clauses of this agreement, which position is contested by the former CEO. The counterclaim amount that the Company is seeking from the former CEO is approximately $2,100,000. As of the date hereof, no agreement has been reached. The Company intends to vigorously defend against the former CEO’s claim. A hearing of the case was completed on February 7, 2019. The case is pending judgement from the court.

(iii)

In August 2014, the Company initiated arbitration proceedings against a former customer claiming the approximate amount of $5,000,000 (US$3,700,000) for unpaid krill oil products sold and delivered under a distributorship agreement entered into in December 2011. The full amount receivable has been written-off. In August 2018, this former customer amended its counterclaim to seek from the Company the approximate amount of $193,000,000 in damages (AU$201,000,000). As of the date hereof, no agreement has been reached. The Company intends to pursue its claim and to vigorously defend against this counterclaim. Arbitration is currently scheduled for hearing on July 2019.

LEGAL MATTERS

Unless otherwise indicated in the Prospectus Supplement relating to an offering of Securities, the particular offering of Securities will be subject to approval of certain legal matters on behalf of the Company by Osler, Hoskin & Harcourt LLP, our Canadian and U.S. counsel. As of the date of this Prospectus, the partners and associates of Osler, Hoskin & Harcourt LLP beneficially own, directly or indirectly, less than 1% of outstanding securities of any class issued by the Company. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and United States law.

AUDITORS

The Company’s independent auditors are KPMG LLP, (“KPMG”), 1500 600, de Maisonneuve Boulevard West, Montréal, Québec, Canada, H3A 0A3. KPMG is independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation. The audited consolidated financial statements of the Neptune Technologies & Bioressources Inc. (currently known as Neptune Wellness Solutions Inc.) for the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017 incorporated herein by reference, have been audited by KPMG as stated in their report, which is incorporated herein by reference.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

Upon filing of the registration statement with the SEC, the following documents will be filed with the SEC as part of the Registration Statement of which this Prospectus is a part: (i) the documents referred to under “Documents Incorporated by Reference”; (ii) the reports and consents of auditors and consent of counsel; and (iii) powers of attorney from directors and officers of the Company.